EXHIBIT 99.06

                                                   CC PACE
                                                   R E S O U R C E S



                          PANDA-BRANDYWINE, L.P.
                           GENERATING FACILITY
                         FUEL CONSULTANT'S REPORT


                             Dated July 2, 1996
                          with a Supplemental Update
                            Dated April 11, 1997


                                Prepared by:

                         C.C. Pace Resources, Inc.





                                 Legal Notice

This report is meant to be read as a whole. In preparing this report, Pace relied on information and statements obtained from various sources, including Pacific Energy Systems, Inc., and ICF Resources, Inc. Pace makes no assurances as to the accuracy of any such information or any conclusions based thereon. Additionally, neither Pace, nor any Pace employee, a) makes any warranty, expressed or implied, with respect to the use of any information or methods disclosed in this report; or b) assumes any liability with respect to the use of any information or methods disclosed in this report.


                      TABLE OF CONTENTS


SUPPLEMENTAL UPDATE LETTER                          SUPP-1

I. EXECUTIVE SUMMARY                                     1

INTRODUCTION                                             1
FUEL PLAN OVERVIEW                                       1
KEY CHARACTERISTICS                                      3
POWER PURCHASE AGREEMENT                                 4
GAS SUPPLY                                               6
GAS TRANSPORTATION                                       9
BACKUP FUEL OIL                                         11
FUEL MANAGEMENT                                         12

II. PPA REQUIREMENTS                                    13

OPERATIONAL REQUIREMENTS                                13
PAYMENTS                                                16
PPA SECTION 11.2                                        21
AVAILABILITY REQUIREMENTS                               22

III. NATURAL GAS SUPPLY                                 23

FUEL REQUIREMENTS                                       23
GAS SUPPLY CONTRACT TERMS                               25
GAS SUPPLY SECURITY                                     28
GAS COST LINKAGE WITH PPA ENERGY PAYMENTS               34
PRO FORMA MODEL                                         39

IV.  NATURAL GAS TRANSPORTATION                         40

CONTRACTUAL ARRANGEMENTS                                40
SUFFICIENCY OF CONTRACTED CAPACITY                      43
TRANSPORTATION COSTS                                    44
OPERATIONAL ISSUES                                      46
PEAK PERIOD RELEASE                                     48
PRO FORMA MODEL                                         49

V. BACK-UP FUEL OIL                                     52

FUEL OIL REQUIREMENTS                                   52
FUEL OIL AVAILABILITY                                   54
AIR PERMIT                                              53
FUEL OIL PRICING                                        53
PRO FORMA MODEL                                         54

VI.  FUEL MANAGEMENT                                    55

FUEL MANAGEMENT AGREEMENT AND PLAN                      55
EXPERTISE OF CDC FUEL MANAGEMENT                        58

EXHIBIT A:  STATISTICAL ANALYSIS OF GSA  AND
            PPA FUELRELATED INDICES                     59

PRICE DIFFERENTIAL BETWEEN LOUISIANA AND
  APPALACHIA SUPPLY                                     60
FGMR REVENUE VERSUS TIER 2 GAS COST                     62

EXHIBIT B:  LNG GAS QUALITY ISSUES                      68

EXHIBIT C: PEAK PERIOD RELEASE DETAILS                  70





April 11, 1997


Panda Global Energy Company
4100 Spring Valley Road
Suite 1001
Dallas, Texas 75244

Re:  Supplemental Update to the Panda-Brandywine, L.P. Generating
     Facility Fuel Consultant's Report Dated July 2, 1996.

Ladies and Gentlemen:

     This letter is a supplemental update by C.C. Pace Resources, Inc. ("Pace) of material changes that have occurred since issuance of our July 2, 1996 "Panda-Brandywine, L.P. Generating Facility Fuel Consultant's Report ("the Report"). This supplemental update is provided for use in the offering by Panda Global Energy Company of its Senior Secured Notes due 2004. Unless otherwise noted, capitalized terms used herein are defined as in the Report.

     Pace confirms the information in the Report and that Pace's fundamental findings contained in the Report have not changed, as supplemented and updated by this letter. The rest of this letter provides discussion of material changes since issuance of the Report, organized as follows:

1.   Completion of firm natural gas transportation construction.
2.   Completion of a Final Fuel Management Plan.
3.   Potomac Electric Power Company ("PEPCO") approval of Final
     Fuel Management Plan.
4. Firm fuel oil supply and transportation contracts for the winter heating season.
5.   Pro forma modeling issues.
6.   Payments from PEPCO.

COMPLETION OF FIRM NATURAL GAS TRANSPORTATION CONSTRUCTION

       Pace observed in the Report that appropriate firm transportation contractual arrangements were in place and that required construction remained for one pipeline, Columbia Gas Transmission Corporation ("TCO"). Since the Report, all pipeline Construction including TCO construction has been completed and all of the firm natural gas transportation contracts of Panda-Brandywine, L.P. ( "Panda") are in effect.

COMPLETION OF A FINAL FUEL MANAGEMENT PLAN

     In the Report, Pace reviewed a draft Fuel Management and found it generally sound at that stage of development. Pace has since reviewed Panda's Final Fuel Management Plan dated October 24, 1996 ("the Final Fuel Management Plan") and finds it to be sufficient, if followed, to assure that the Project will operate in a manner to meet PEPCO electric dispatch orders while maintaining compliance with all fuel supply contract and tariff obligations.

PEPCO APPROVAL OF FINAL FUEL MANAGEMENT PLAN

     In the Report, Pace reported that PEPCO had approved Panda's fuel supply arrangements as fulfilling the contractual requirements of the PPA, at that time. Since the Report, PEPCO has approved the Final Fuel Management Plan.

FIRM FUEL OIL SUPPLY AND TRANSPORTATION CONTRACTS FOR THE WINTER
HEATING SEASON

     In the Report, Pace observed that Panda's backup fuel plan provided Panda the capability to meet dispatch requirements, assuming fuel oil supply and transportation contracts are in place before each winter heating season (November-March).

     Since the Report, Panda has developed sufficient fuel oil procurement procedures which are included in the Final Management Plan. Under the Final Fuel Management Plan, Panda will execute firm fuel oil supply and transportation contracts by October 10 of each year for the next winter heating period (November-March). In terms of fuel oil contracts for the 1996-1997 Winter Heating Period, Panda has executed the following:

1.   Fuel Oil Coordinator Agreement.
2.   Fuel Oil Sales and Storage Agreement.
3.   Fuel Oil Trucking Agreement.

FUEL OIL COORDINATOR AGREEMENT

     This is a best efforts contract for fuel oil procurement services from ERK Energy, Inc. ("ERK"). ERK expertise may provide Panda additional ability to obtain fuel oil as needed on a spot basis (without prearranged contracts). Panda can at any time replace ERK or purchase oil in any quantity from any other source.

FUEL OIL SALES AND STORAGE AGREEMENT

     This is an agreement with Koch Refining Company, LP,
("Koch") for storage of 1,000,000 gallons of low sulfur #2 fuel oil December 1, 1996 - February 28, 1997 at a Baltimore terminal with certain requirements for Koch to refill the storage.

     This agreement provides Panda access to an additional 1 million gallons corresponds to the worst case oil usage scenario discussed b Pace in the Report of a two week period of maximum PEPCO dispatch, constant curtailment if IT service to Unit 2, and maximum Peak Period Release activity by Washington Gas Light ("WGL") (2 days of WGL recall each week). The term of the Koch agreement corresponds to the months in which WGL may call a Peak Period Release.

FUEL OIL TRUCKING AGREEMENT

     This is a one year effective October 1, 1996, with Hardesty & Son, Inc., ("Hardesty") providing Panda firm rights to a maximum of 10 truckloads of oil per day March - November and 20 trucks of oil per day for operating both units or 20 truckloads per day for operating only Unit on oil. Hardesty is under best efforts to supply Panda with additional truckloads.

     This agreement provides firm rights to oil transportation to enable Panda to keep pace with maximum oil consumption of one turbine during December - February. Combined with the on-site and off-site Koch storage and with the procurement assistance of the Fuel Oil Coordinator, Panda should be able to meet all oil needs at the Facility for the 1996-1997 winter heating season.

PRO FORMA MODELING ISSUES

     Pace observed in the Report that the pro forma modeling of the Facility reflected the Facility's fuel supply arrangements. Since the Report, several changes have occurred which are reflected in the current pro forma modeling of the facility. The fuel-related pro forma changes concern the following: 1) FGGR index adjustment and 2) Market prices of natural gas and No.2 fuel oil.

FGRR INDEX ADJUSTMENT

     Final data available to forecast the one-time inflation adjustment to the FGRR. The data for October 1996 shows a 8.43% inflation adjustment, a decrease from the assumption used previously in the pro forma model. Table 1 provides the revised FGRR figures.

Table 1. Unit 1 Fixed Price Gas Rate

                        Unadjusted FGRR           Adjusted
   Contract Year           ($/MMBtu)            FGRR($/MMBtu)
         1                    2.58                  2.80
         2                    2.68                  2.91
         3                    2.79                  3.03
         4                    2.90                  3.14
         5                    3.02                  3.27
         6                    3.14                  3.40
         7                    3.26                  3.53
         8                    3.33                  3.61
         9                    3.40                  3.69
         10                   3.46                  3.75
         11                   3.53                  3.83
         12                   3.60                  3.90
         13                   3.68                  3.99
         14                   3.75                  4.07
         15                   3.82                  4.14

Note: The adjusted FGRR rates are based on Bureau of Labor
Statistics date for October 1996 extracted on April 9, 1997.

MARKET PRICES OF NATURAL GAS AND NO 2. FUEL OIL

     In the Report, Pace found that the gas commodity costs in the pro forma model accurately reflect the Facility's gas prices based on forecasts by ICF Resources, Inc., ("ICF"). Since the Report, ICF has revised its commodity price forecasts. Lowering the annual average rate of real price increase to near 1% for natural gas and the 1996 start price of natural gas by several cents per MMBtu.

     Pace finds that the market prices of natural gas and No.2 fuel oil in the model for 1996 do not reflect actual historic 1996 market prices. However, for the following reasons, we find the pro forma model commodity prices reasonable for long-term pro forma modeling purposes:

1.   ICF is a recognized forecaster of energy prices.
2. ICF reports that is used the same forecasts in ICF's dispatch study of the Facility.
3. The pro forma model is designed to "pass-through" gas commodity costs to energy payments.
4. Changing the prices for 1996 would only affect 2 months of Facility operation, since the Facility's declaration of commercial operation occurred on October 31, 1996.

PAYMENTS FROM PEPCO

     Panda has received four payments invoices from PEPCO for commercial operation of the Project (November 1996, December 1996, January 1997, and February 1997.) In the December 1996
And subsequent payment invoices, PEPCO's calculation of the FGRR Is $2.80/MMBtu, equal to the FGRR calculated by Pace. In the November 1996 invoice, PEPCO's calculation of the FGGR is $2.65/MMBtu. A FGRR of $2.65/MMBtu could have a material adverse effect on the financial results of the Project.

     While Pace has not seen any underlying details of PEPCO's fuel rate calculations or correspondence from PEPCO which confirms that the payment discrepancy has been resolved, Pace does not believe PEPCO's calculation of a $2.65/MMBtu FGRR in November 1996 is materially significant. First, Pace is not aware of any reason why the FGRR determined by Pace should not match that calculated by PEPCO in actual energy payment calculations. Second, as discussed above PEPCO's calculations have matched Pace's calculations in the subsequent payment invoices. Finally, Pace has been informed by Panda that PEPCO has verbally agreed with the FGRR payment calculation method which was used in Pace's calculations.


                                   Respectfully Submitted,

                                   /S/

                                   C.C.PACE RESOURCES, INC.











                           I. EXECUTIVE SUMMARY

Introduction

      This report is an independent description by C.C. Pace Resources, Inc. ("Pace") of the fuel supply and transportation arrangements of an electric and steam generating facility located near Brandywine, MD ("the Facility").(1) Pace was retained to provide this report by Panda Energy International, Inc. for Panda-Brandywine, L.P. ("Panda") in connection with a planned offering of securities.

      Currently under construction, the Facility is expected to commence
commercial operation in the Fall of 1996.   The Facility consists of two
combustion turbine generators ("Unit 1" and "Unit 2"), two heat recovery steam generators, and one steam turbine generator arranged in combined cycle
configuration with process steam being exported for off-site use.(2)   Total
generating capacity will be 230 megawatts ("MW").

      Electricity will be sold to Potomac Electric Power Company ("PEPCO") according to the terms and conditions of a Power Purchase Agreement dated August 9, 1991, and as amended by a First Amendment dated September 16, 1994 (the "PPA"). The PPA has a term of 25 years from the date of the start of commercial operation.

Fuel Plan Overview

      Figure I-1 provides a schematic representation of the basic fuel plan as developed by Panda. The Facility will be fueled primarily by natural gas,
with No. 2 fuel oil as backup supply.   Unit 1, which the PPA specifies will
be dispatched at certain times, will be fueled with firm gas supply and transportation as required by the PPA. Unit 2 is dispatchable under the PPA and will be fueled with gas purchased at short-term market rates. Interruptible transportation arrangements for Unit 2 fuel are in place to be
used, if required.   Due to the expected hours and frequency of Facility
operation, Panda expects to deliver gas to Unit 2 using pipeline balancing services and provisions available under Unit 1's firm transportation arrangements.

      Firm gas supply will be provided by Cogen Development Company ("CDC"),the fuel supply subsidiary of MCN Corporation ("MCN") under a long-term Gas Supply Agreement ("GSA"). CDC also has a long-term contract with Panda to be the fuel manager for the Facility. The GSA includes a corporate warranty from MCN.
Gas will be priced in tiers which are intended to correspond to the fixed and market based energy payment pricing under the PPA. A portion of the firm gas supply is provided under a fixed price schedule, with the volumes designed to match the portion of the energy payments under the PPA which are subject to a fixed price schedule. The contract has a minimum term of 15 years, which matches the time during which the PPA provides a fixed-price energy payment. Required volumes of interruptible supply can be purchased from CDC or another supplier.

----------------------------
(1) This report describes only portions of the relevant contracts and documents as neededfor the discussion at hand. A complete description or legal evaluation of the contracts and documents related to the Facility is beyond the scope of this report. Additionally, electric market evaluation is beyond the scope of this report and is not included in the scope of Pace's engagement with Panda.

(2)  Steam will be sold to a distilled water plant.

       Panda has executed 25-year firm transportation contracts with three pipelines: Columbia Gas Transmission Corporation ("TCO"), Cove Point LNG Limited Partnership ("CLNG"), and Washington Gas Light Company ("WGL"). These contracts provide sufficient pipeline capacity rights to serve 100% of the requirements of Unit 1. Commencement of service under the TCO contract is subject to completion of construction that has commenced. Interruptible transportation arrangements are in place for service to Unit 2, if required.(3)

      Backup fuel oil will be used to operate the Facility during periods of
gas service interruption.   A 2 million gallon on-site storage tank will
provide 6 days of supply at full dispatch of both units. Panda plans to contract for firm supply and transportation of fuel oil before the start of the winter heating season and ensure that on-site storage levels are kept full during winter.


                                 FIGURE I-1

                             BASIC FUEL PLAN

                                 DIAGRAM


---------------------------
(3) Interruptible transportation service contracts have been executed with TCO and with CLNG sufficient for Unit 2 volumes. The WGL agreement provides volumes for both Unit 1 and Unit 2.


Key Characteristics

      Pace has identified a number of fuel-related risks associated with the Facility. These risks are summarized within the Executive Summary and discussed fully in the body of this report.

      Certain statements below in this section and elsewhere in the report are forward-looking statements are based on current expectations and consequently involve risks and uncertainties. Consequently, Panda's actual results could differ materially from the expectations expressed in the forward-looking statements. The various factors that could cause Panda's actual results to differ materially from the expected results are discussed in the body of the report and should be carefully considered.

      Pace has observed the following key characteristics concerning the fuel plan, which must be considered in conjunction with the full report:

1. CDC, an experienced gas supplier with reserves sufficient to support the fixed-price portion of the GSA, is required annually under the GSA to ensure that its reserves continue to be adequate to meet that obligation, and has ongoing gas marketing operations more than sufficient to support the remaining contractual obligations with Panda. MCN also has substantial assets backing its corporate warranty of CDC's gas supply obligations.

2. The market-based pricing provided under the PPA corresponds to the pricing at which gas supplies are generally available, and is similar to the pricing at which gas supplies are available from CDC.

3. Gas transportation arrangements are in place for firm transportation for 100% of the fuel supply requirements for Unit 1 for the PPA term, subject to the obligation of Panda under limited circumstances to release to WGL all of Panda's firm gas supply. The regulatory approvals for these arrangements have been received. Construction is completed on CLNG and WGL. On TCO, the required pipeline construction has commenced and should be completed before commencement of commercial operations of the Facility, according to information from TCO.

4.   There is a strong linkage between changes in the Facility's expected
     variable fuel-related costs and revenues.(4)   Several potential
     delinkages re mitigated by significant initial positive margins in energy payment components.
----------------------------
(4)  Variable fuel costs do not include pipeline reservation charges.


5. PEPCO has approved the fuel supply arrangements as fulfilling the contractual requirements of the PPA at this time. Under reasonable assumptions (including reasonable and prudent action by Panda), the fuel supply arrangements should continue to fulfill the contractual requirements of the PPA. This includes the requirements that Panda maintain a reliable fuel supply and that the fuel supply arrangements can reasonably be expected to result in variable fuel-related costs that are less than energy payments under the PPA.

6. The gas supply and transportation operational requirements are flexible enough to satisfy electric dispatch operational requirements, provided sound fuel management is employed. CDC and its affiliates have fuel management experience, and CDC's fuel management performance is backed by a corporate warranty from MCN.

7. The backup fuel plan provides Panda the capability to meet dispatch requirements, assuming firm fuel oil supply and transportation contracts are in place before each heating season and the Facility's air permit allows use of fuel oil.

8. The pro forma modeling of Facility reflects the Facility's fuel supply arrangements, using the gas and oil price projections of ICF Resources, Inc. ("ICF"). ICF is a recognized forecaster of gas and oil prices and reports that it used the same forecasts in ICF's dispatch study of the Facility. As a consequence of the expected dispatch of the Facility projected by ICF, the pro forma modeling reflects significant benefits of certain pipeline balancing provisions under the assumption that these
     provisions will continue over the term of the PPA.   These balancing
     provisions are not contractual rights and there is no guarantee that these provisions will continue over the entire pro forma modeling term.


Power Purchase Agreement

Dispatch Segments

      The  PPA partitions the capacity of the Facility into four Dispatch
Segments as summarized in Table  I-1.   PEPCO must dispatch the Facility in
sequence from Segment 1 to Segment  4.   These Dispatch Segments are used to
determine the  operational requirements and level of payment for the Facility.


Table I-1.  Dispatch Segments
------------------------------------------------------------------------------
   SEGMENT              UNIT                 OUTPUT              DISPATCH
  Segment 1            Unit 1              0 -  99 MW         Limited Dispatch*
  Segment 1            Unit 1              0 -  99 MW         Dispatchable
  Segment 2            Unit 1             99 - 117 MW         Dispatchable
  Segment 3            Unit 1 & Unit 2   117 - 199 MW         Dispatchable
  Segment 4            Unit 1 & Unit 2   199 - 237 MW         Dispatchable

-------------------------------------------------------------------------------
*For Segment 1 (Limited Dispatch), the PPA establishes 60 hours per week as "must-run" hours of plant operation, from 8 a.m. - 8 p.m. on the days Monday through Friday.


Monthly Energy Payment

      Payments from PEPCO to the Facility include a Monthly Energy Payment ("MEP") for electric generation. The MEP is a calculated based on the dispatch segment under which the power was generated as shown in Table I-2.(5) During contract years 1-15, the payment for certain portions of Unit 1 generation is based on fixed prices (the Firm Gas Reserve Rate or "FGRR"), while at other times the payment is based on prices adjusted by a market index (the Firm Gas Market Rate or "FGMR"). Unit 2 generation is paid for based on prices adjusted by either a gas market index (the Interruptible Gas Rate or "IGR") or an oil market index (the Oil Rate or "OR"). After the 15th year the payment for all generation from the Facility is solely based on the FGMR for Unit 1 and IGR or OR for Unit 2.

Table I-2.  Dispatch Segment Energy Payment
------------------------------------------------------------------------------
      SEGMENT                       UNIT                     ENERGY  PAYMENT
  Segment 1-Limited Dispatch       Unit 1       year 1-15 FGRR, year 16-25 FGMR
  Segment 1-Dispatchable           Unit 1                       FGMR
  Segment 2                        Unit 1                       FGMR
  Segment 3                        Unit 2                     IGR or OR
  Segment 4                        Unit 2                     IGR or OR
-------------------------------------------------------------------------------

      The FGRR is $2.58 per MMBtu in the first contract year and escalates annually tospecified prices. The prices will be adjusted one time for inflation at the start of commercial operations.

      The FGMR is comprised of an initial commodity price of $1.62/MMBtu indexed by four monthly reported published natural gas spot prices, two from Appalachia and two from the Gulf Coast, and an initial transportation price of $0.65/MMBtu adjusted each month by one-half the change in an inflation index. The cost of transportation on CLNG, calculated on a 100% load factor basis, is passed-through by the Facility by adding this charge to the FGMR.
-----------------------
(5)  A special rate applies if the steam turbine is not in operation.


     The IGR is based on a market price index similar to the FGMR.

     The OR is based on an index using No. 2 fuel oil prices in the Facility's geographic area. Under certain conditions, the OR is used in place of the IGR if oil is used for electric generation in Unit 2.

PPA Section 11.2

      Generally speaking, PPA Section 11.2 requires Panda to maintain a reliable fuel supply that includes firm gas supply and transportation arrangements for Unit 1, interruptible supply and transportation for Unit 2, and fuel arrangements that will enable Panda to recover its variable fuel costs from the MEP. PEPCO has approved the fuel plan under the arrangements described in this report and has provided in a Consent and Agreement dated April 10, 1995, additional restrictions on the impact of any notice by PEPCO in the future that it believes Panda is not meeting the requirements of
Section 11.2. In light of these PEPCO actions and under a reasonable implementation related to Section 11.2, the Facility's fuel arrangements should continue to meet the requirements of Section 11.2.

Gas Supply

Delivery Obligations

     Under the GSA, CDC is obligated to provide up to 24,240 MMBtu of gas per day (plus fuel use on TCO) on a firm basis and up to an additional 24,240 MMBtu of gas per day (plus fuel use on TCO) on an interruptible basis into TCO at an interconnect with ANR Pipeline Company ("ANR").(6)

     Based on information from Pacific Energy Systems, Inc., ("Pacific Energy") each turbine requires a maximum of 961 MMBtu per hour when operating at full load and Panda would require 23,064 MMBtu for each turbine for a full day at maximum dispatch. This is 1,176 MMBtu per turbine less than Panda's maximum quantity under the CDC contract.
----------------------------
(6) MCN has executed a firm transportation agreement with ANR providing sufficient firm capacity to deliver the 24,240 MMBtu of gas per day into TCO.


GSA Tiers

     The GSA divides quantities into four volume and pricing tiers:

          1) Limited Dispatch Gas.
          2) Scheduled Dispatch Gas.
          3) Dispatchable Gas.
          4) Interruptible Gas.

      For clarity, we will refer to Limited Dispatch Gas as Tier 1, Scheduled Dispatch Gas as Tier 2, Dispatchable Gas as Tier 3 and Interruptible Gas as Tier 4.

      Tier 1 volumes are the first 6,000-8,000 MMBtu/day of firm scheduled gas. Panda must take or pay for an average of 6,300 MMBtu per day. The Tier 1 price is comprised of a fixed commodity charge, a demand charge, an "ANR" charge, and a price credit. The total charge for Tier 1 volumes as of June 1, 1996, was $2.43/MMBtu.

      Tier 2 volumes are a firm quantity of scheduled gas up to 24,240 MMBtu less the Tier 1 quantity. Panda must take or pay for 80% of the beginning of the month nominated quantity of Tier 2 gas. Price is set monthly on a market-based index comprised of a price based on NYMEX natural gas futures contract prices for the delivery month and a price ceiling based on three published natural gas spot prices for Louisiana into ANR pipeline. The 1995 average of the Tier 2 price was $2.13/MMBtu.

      Tier 3 volumes are a quantity of firm gas up to 24,240 MMBtu less the Tier 1 and Tier 2 volumes. A quantity of interruptible gas up to 24,240 MMBtu can be obtained at Tier 4 prices. The price for Tier 3 and Tier 4 volumes is set by CDC when gas is purchased based on current market conditions. At Panda's option, Tier 3 volumes may be bought at a market index of the average of that day's published price for natural gas in Appalachia on TCO. Panda may also obtain Tier 3 and 4 volumes from another supplier.


Energy Payment Linkage

     The GSA tiers are intended to correspond with the fixed and market-based pricing under the PPA. Table I-3 shows the intended correspondence.



Table I-3.  GSA Tiers and PPA Payment Categories

       GSA                              PPA
  Tiers  Description          Dispatch            Payment           Description
-------  -----------          --------            -------           -----------
 Tier 1   fixed price       Limited Dispatch      FGRR             fixed price
 Tier 2   market price      Dispatchable          FGMR             market price
 Tier 3   market price      Dispatchable          FGMR             market price
 Tier 4   market price      Dispatchable          IGR              market price



       Statistical analysis reveals that the pricing structures and indices under the GSA are strongly linked with the pricing structures and indices under the PPA. However, there are variances between the GSA pricing tiers and PPA terms. The pricing tiers under the GSA operate based on the amount of volume taken, while the pricing tiers of the PPA operate on the basis of specified time periods and megawatts of electric output. This difference creates a potential for delinkage in terms of gas supply volumes and price with the revenue mechanisms of the PPA.

       To satisfy Limited Dispatch requirements, Pace estimates the Facility needs a maximum of 9,957 MMBtu Monday through Friday and 0 MMBtu on the weekend. Under the GSA, Tier 1 gas is designated as the first 6,000-8,000 MMBtu taken per day. Additionally, on weekends, the first 6,000 MMBtu per day (at a minimum) will be priced at the fixed rate while all weekend dispatch will be compensated at market-based gas rates.

      From this potential volume delinkage a potential price delinkage occurs. After the first 8,000 MMBtu is taken during a day, the remaining volumes will be priced at a market rate. Additionally, on weekends the first 6,000 MMBtu (at a minimum will be priced at the fixed rate while all weekend dispatch will be compensated at a market-based rate. The market prices of Tier 2 and Tier 3 may not correspond with the FGRR.

      Sound fuel management using the flexibility in the transportation arrangements will be required to keep Tier 1 synchronized with the Limited Dispatch portion of the PPA.

Performance by CDC

      CDC currently has sufficient producing reserves to support its fixed-priced volume commitments under the GSA. The GSA obligates CDC to continue to maintain sufficient reserves to service its fixed price contracts over the term of the GSA. The GSA provides for a dedication of a portion of CDC's reserves if necessary to ensure CDC can meet its supply obligations. Additionally, CDC's exploration and production prospects appear excellent in Michigan and CDC is pursuing these prospects.

      CDC's gas supply obligations are backed by a corporate warranty.   Pace
has reviewed available public information and finds MCN to be well positioned in the market and in excellent financial health. MCN has steadily increased net income from $35.1 million in 1991 to $96.8 million in 1995. Over this same period, assets have grown from $1,517 million to $2,899 million and operating revenues have expanded from $1,276 million to $1,585 million.


Availability of Gas Supply Through the PPA Term

      The GSA term covers the PPA fixed-price energy payment period, but does not extend through the PPA term (25 years). After expiration of the PPA fixed-price energy payment period, all energy payments are based on published short-term gas market indices.

     Assuming Panda takes reasonable and prudent actions, it should be able to obtain a reliable fuel supply after the GSA expires. The market price indices provided in the PPA track the price of short-term gas purchases. Additionally, gas supply fundamentals are such that market-priced gas will likely be generally available in an orderly commodity market.


Gas Transportation

      Three pipelines form the gas transportation route for the Facility.  Each
is discussed in turn below.   The gas transportation contracts for each of
those pipelines extends through the full term of the PPA.


TCO

      The first stage of the transportation route uses TCO from an interconnection with ANR to the CLNG interconnection with TCO. Panda has executed a 25-year agreement with TCO for 24,240 MMBtu per day of firm transportation capacity under TCO's FTS-1 tariff rate schedule.


  TCO Construction

      For service to commence under the firm TCO contract, TCO needs to install 6.3 miles of pipeline. The construction is comprised of replacing several segments of 26-inch pipe with 36-inch pipe and also laying a second pipe alongside existing pipe to add capacity.

      The Federal Energy Regulatory Commission ("FERC") has approved the expansion and authorized TCO to begin construction on all phases of the
expansion.   TCO has reported to FERC that construction was initiated on
May  13, 1996.

     Absent any unusual occurrence, a pipeline construction project of this scope would take no more than two months. This indicates that firm service under the TCO contract will be available before the end of Summer 1996. TCO has obtained all rights-of-way for the expansion, but has not yet obtained desired rights-of-way for construction access. Based on discussions with TCO about the access details, this matter is not expected to delay completion of the expansion.

      Panda has arranged alternative firm gas transportation arrangements in the event that the TCO expansion is not completed prior to November 1996.


CLNG

      The second stage of transportation is on CLNG pursuant to an executed firm service agreement under CLNG's FTS tariff. Service will be provided at
the maximum tariff rate.   CLNG has reported to FERC that all construction
required to serve Panda (minor construction at a metering site) has been completed.


  Risk of LNG Operations

      In the future, CLNG may become an import facility for liquefied natural gas ("LNG"). Historically, LNG imports through the CLNG facilities have resulted in gas quality changes that in turn resulted in additional costs to
customers.   There are  a number of considerations that indicate a reoccurrence of the historical problems is unlikely.


WGL

      The final transportation stage involves WGL, a local distribution company. WGL will provide firm transportation to the Facility for a $.05/MMBtu fee according to an executed agreement between Panda and WGL. WGL has reported in writing that it has completed construction of the less than one mile of new pipe required to service the Facility.

      WGL may use, under very limited circumstances, Panda's firm gas supply and transportation capacity up to 24,000 MMBtu/d ("Peak Period Release").
WGL is limited in exercising a Peak Period Release to extremely cold days, for no more than two days in any seven-day period and a maximum of five days each month in December, January, and February. These limitations combined with Panda's reliable back-up fuel supply for the Facility provide assurance that a Peak Period Release will not result in a failure to meet PEPCO dispatch orders.


  WGL Balancing Provisions

      The balancing provisions provided by the WGL agreement are generally very favorable to the Facility. However, use of the balancing provision when the temperature is under 30 degrees F could impose restrictions on the Facility's ability to meet its electric dispatch obligations. Panda has informed Pace that it plans to use the balancing rights on WGL when the average daily temperature is less than 30 degrees F only after exhausting all other options on TCO and CLNG. Weather analysis indicates that this restriction will not significantly affect the Facility's ability to appropriately manage its fuel operations, assuming Panda implements its plan.

Backup Fuel Oil

     Panda will construct a 2 million gallon storage tank to serve as backup fuel supply for the Facility. Fuel oil will be used primarily to meet dispatch of Unit 2 when interruptible gas supply and transportation is unavailable.
Oil also may be used in Unit 1 in the case of a WGL Peak Period Release.
Under the most extreme conditions of no gas service, full dispatch, and no refill, the on-site storage would be depleted in 6.17 days. There are no fuel oil contracts in place at this time.

      Panda has stated it plans to contract for No. 2 low sulfur fuel oil with major suppliers in the Baltimore/Richmond area approximately 60 days before
the start of operations or before each winter season.   Panda reports that it
will contract for firm supply and transportation of fuel oil before the start of each winter heating season and ensure that on-site storage levels are kept full during winter.

      Pace has found that fuel oil supply and transportation is readily available in the area. There are over 25 major suppliers within a 60 mile radius of the Facility with a combined storage capacity of No. 2 low sulfur fuel oil in excess of 1 million barrels. Numerous fuel oil trucking firms are available.

      In light of the PPA requirements and the rights of WGL to use the Facility's gas supply and transportation during certain periods, a reliable supply of fuel oil at the Facility is important. Because of the ready availability of fuel oil and transportation, Panda should be able to execute its fuel oil plan.

      Panda will need to purchase low sulfur No. 2 fuel oil while the PPA indices are based on regular No. 2 fuel oil, which generally is less expensive. This potential cost/revenue delinkage is mitigated by a significant initial positive margin.


Fuel Management

      Capable fuel management will be important for Panda to meet the PPA requirements. While the Facility has sufficient and, indeed, redundant rights and services available to reasonably match gas dispatch with electric dispatch, pipeline scheduling, balancing, and flow rate requirements create a fuel management challenge.

      A fuel management contract between Panda and CDC provides for CDC to perform fuel management, and Panda maintains the ability to make arrangements
on its own behalf.   CDC and its affiliates have fuel management experience
commensurate in scope with the demands of the Facility.   Additionally, CDC's
fuel management performance is backed by a corporate warranty from MCN.

      Panda has developed a draft Fuel Management Plan and has advised Pace that the Plan is currently being completed and that it will be implemented the start of commercial operations. Completion and implementation of such a plan should provide the guidelines for adequate fuel management.


                         II. PPA REQUIREMENTS

        The PPA contains four key fuel-related operational/contractual
requirements.   These requirements are:

 -   The Facility must run when dispatched.   Consequences of not performing
     include loss of payments and possibly default under the PPA.

 - Limited Dispatch operation is compensated at fixed gas prices until the 15th contract year.

 - PPA payments for dispatch operation contain components related to the current market price of gas in the Appalachian and Gulf Coast producing regions.

 - Panda must maintain a reliable fuel supply and the fuel supply arrangements must reasonably be expected to result in variable fuel-related costs that are less than PPA energy payments.


Operational Requirements


Dispatch

      The Facility's power output is divided into four segments according to
the PPA as shown in Table II-1.    The fuel requirements and payments are
determined differently for each segment.   The segments track the level of
electrical output of the Facility as PEPCO orders dispatch. PEPCO must dispatch the segments in sequence (e.g., PEPCO cannot dispatch Segment 4 without first having dispatched Segments 1 through 3).

Table II-1.  Dispatch Segments
-------------------------------------------------------------------------------
   SEGMENT          UNIT                OUTPUT                DISPATCH
   -------          ----                ------                --------
  Segment 1        Unit 1              0 -  99 MW          Limited Dispatch*
  Segment 1        Unit 1              0 -  99 MW            Dispatchable
  Segment 2        Unit 1             99 - 117 MW            Dispatchable
  Segment 3        Unit 1 & Unit 2   117 - 199 MW            Dispatchable
  Segment 4        Unit 1 & Unit 2   199 - 237 MW            Dispatchable
--------------------------------------------------------------------------------

*See body of report for explanation of Limited Dispatch.



      The PPA divides the 230 MW Facility into baseload and dispatchable
portions as follows.   The Limited Dispatch portion is defined as 85% of the
maximum capacity of Unit 1 which equals 99 MW.   The Dispatchable portion is
all capacity in excess of the limited dispatch portion, or 138 MW.

      PEPCO is required to dispatch the Limited Dispatch portion of the Facility's capacity for a total of 60 hours per week. The must run hours are from 8 a.m. Monday to 8 p.m. Friday each week, except holidays. Assuming 50 weeks per year (10 days of holiday accounting for the other two weeks), Unit 1
would operate a minimum of 3,000 hours annually.   This schedule is subject to
change by the Operating Committee.(7)

      Table II-2 presents a summary of the dispatch forecast of the Facility
prepared by ICF in May 1996.(8)   The capacity factor is the ratio of hours of
dispatch over total available hours. Run hours include the mandatory run time for Limited Dispatch as well as operation based on economic dispatch as calculated by ICF.

      Based on the ICF projections, PEPCO will dispatch Unit 1 an average of 4,165 hours annually. Given that 3,000 of these hours are for Limited Dispatch, PEPCO will dispatch Unit 1 an additional 1,165 hours on average per year.

      ICF projects that Unit 2 will run 2,782 hours per year on average.   This
means that Unit 2 will be dispatched approximately 67% of the time Unit 1 is operating.

     In its pro forma assessment, ICF finds a possible range of 200 to 300 starts per year to be reasonable.(9)
---------------------------
(7) PPA Section 8.10 establishes an Operating Committee which includes a Panda representative and can act only by unanimous agreement.
(8)  Independent Assessment of the Dispatchability of the Panda-Brandywine
Project.
(9)  Independent Panda-Brandywine Pro Forma Projections.


Table II-2.  ICF Dispatch Projections(10)
------------------------------------------------------------------------------
   YEAR                    UNIT 1                     UNIT 2
  -----                   -------                    -------

                      Capacity      Run           Capacity      Run
                      Factor (%)   Hours          Factor (%)   Hours
                      ------------------          ------------------
 1996                    42         616              29         420
 1997                    40        3482              25        2154
 1998                    46        4024              32        2782
 1999                    49        4249              37        3244
 2000                    51        4474              42        3705
 2001                    51        4475              39        3425
 2002                    51        4476              36        3145
 2003                    51        4432              36        3184
 2004                    50        4388              37        3222
 2005                    51        4450              37        3247
 2006                    52        4513              37        3271
 2007                    51        4450              36        3133
 2008                    50        4393              34        3002
 2009                    50        4342              33        2877
 2010                    49        4297              31        2757
 2011                    48        4224              30        2669
 2012                    47        4157              30        2586
 2013                    47        4097              29        2507
 2014                    46        4043              28        2431
 2015                    46        3996              27        2359
 2016                    45        3925              26        2308
 2017                    44        3858              26        2259
 2018                    43        3796              25        2212
 2019                    43        3739              25        2166
 2020                    42        3685              24        2123
 2021                    34        3008              20        1785

Note:  ICF projects 200 to 300 starts per year.


Heat Rates

     Pacific Energy modeled the heat rate of the Facility on a weighted average basis. The heat rate degrades over time due to wear on the turbines. On average, Pacific Energy expects Unit 1 to require 8,119 Btu/kWh and Unit 2 8,025 Btu/kWh. The maximum heat rates forecast by Pacific Energy are 8,216 Btu/kWh for Unit 1 and 8,131 for Unit 2.

      Pace has estimated the fuel requirements of the Facility for Limited Dispatch only by increasing the heat rate provided by Pacific Energy by 200 Btu/kWh. This was done to consider partial dispatch of Unit 1 (i.e., 99 MW).
Pacific Energy did not calculate heat rates for partial dispatch.   Pace's
analysis assesses the fuel requirements under both a Limited Dispatch scenario using the adjusted heat rates and a full dispatch scenario using the Pacific Energy heat rates.
-----------------------------
(10) Pace has not performed independent analysis of these or any other dispatch projections.

Steam Sales Obligations

     Panda has a Steam Sales Agreement with Brandywine Water Company regarding
the sale of steam generated by the Facility.   The Steam Sales Agreement
contains the following language: "Supplier shall be under no obligation to supply Thermal Energy, cooling water and feed water to the extent it is not operating one or both of its Heat Recovery Steam Generators; or such operation is for repair or testing of the Facility."

      The Steam Sales Agreement ensures that Panda will not be required to run the Facility for the sole reason of supplying steam to the Brandywine Water Company. This mitigates the potential need for additional fuel during plant shut-down periods.


Payments

      The two ongoing types of payments Panda will receive from PEPCO are a Monthly Energy Payment and a Monthly Capacity Payment.(11)

Monthly Energy Payment

      The Monthly Energy Payment ("MEP") to compensate Panda for electric generationis comprised of the following types of payments:

           -   When in Combined Cycle Mode:
               *   Unit Commitment Payment
               *   Dispatch Payment
           -   When in Simple Cycle Mode:
               *   Simple Cycle Energy Payment

      Table II-3 shows the correlation of the MEP variations to the dispatch segments when the Facility is operated in combined cycle mode. The terms and abbreviations are detailed in the remainder of this section.
------------------------
(11) Panda also will receive a Start-Up Energy Payment following a formula based on the IFR.



Table II-3.  Dispatch Segment Energy Payments
------------------------------------------------------------------------------
     SEGMENT               UNIT         MEP        ENERGY        COMPONENT
    --------               -----       FORMULA    COMPONENT         TYPE
                                      --------    ---------      ----------
Segment 1-Limited         Unit 1         UCP         FGR       FGRR, then FGMR*
    Dispatch
Segment 1-Dispatchable    Unit 1         UCP         FGR             FGMR
Segment 2                 Unit 1         DP          FGR             FGMR
Segment 3                 Unit 2         UCP         IFR           IGR or OR
Segment 4                 Unit 2         DP          IFR           IGR or OR

Note:  Combined Cycle Mode.
*FGRR in years 1-15, FGMR in years 16-25.




  Unit Commitment Payment

      The Unit Commitment Payment ("UCP") is the formula for calculating the
MEP for Segment 1 and Segment 3 operation.(12)   During Segment 1, a
component of the formula is the Firm Gas Rate ("FGR") which is meant to reflect the cost of the Facility's reserves or firm gas contract costs. During Segment 3, the formula includes an Interruptible Fuel Rate ("IFR"), which is meant to reflect the cost of natural gas or oil obtained on the spot market.


  Dispatch Payment

       The Dispatch Payment ("DP") is the formula for calculating the MEP for
Segments 2 and Segment 4 operation.(13)   The FGR is part of the DP formula
during Segment 2. For power generation during Segment 4, the DP formula includes the IFR.


  Simple Cycle Energy Payment

      PEPCO may dispatch the Facility when the steam turbine is not operating
only under a Maximum Emergency Generation Condition.(14)   During such a
dispatch a Simple Cycle Energy Payment ("SCEP") will apply. A component of the SCEP is the IFR.

--------------------------
(12)  PPA Section 6.2(b)(ii) presents the UCP formual payment.
(13)  PPA Section 6.2(b) (iii) provides the DP formula payment
(14) Maximum Emergency Generation Condition is defined in the PPA as "A period in which PEPCO has determined that it needs the maximum attainable Net Electrical Output from the Facility as a result of an emergency shortage of electric capacity or energy as declared by the PEPCO dispatcher or for such other periods as the Parties may mutually agree on".

  Firm Gas Rate

      The FGR consists of two components:  the Firm Gas Reserve Rate ("FGRR")
and the Firm Gas Market Rate ("FGMR").(15)    The FGRR is a fixed rate, while
the FGMR is a market index based on reported gas prices. The must-run hours will be priced entirely by the FGRR until the 16th contract year and then must-run hours will be priced according to the FGMR.

      Table II-4 shows how the rates are applied for the segments of Unit 1.

Table II-4.  FGR Components
-----------------------------------------------------------------------------
                               1st Segment                    2nd Segment
                    Limited Dispatch      Dispatchable
                   -----------------     -------------
year 1-15                 FGRR                FGMR                 FGMR
year 16+                  FGMR                FGMR                 FGMR



    Firm Gas Reserve Rate

      The FGRR is $2.58 per MMBtu in the first contract year and escalates annually to specified prices. The escalation rate is 4% during the first seven contract years, and then approximately 2% for the remaining years. The prices specified in the PPA will be adjusted for the change in the Producer Price Index for oil and gas fields for the period June 1994 to the start of commercial operations. No other adjustment is made for inflation.
-------------------------
(15) The original terms of the PPA envisioned Panda obtaining natural gas reserves for fueling the limited dispatch portion of the power plant capacity.



    Table II-5 presents the FGRR, with an estimated Adjusted FGRR.

Table II-5.  Unit 1 Fixed Price Gas Rate
----------------------------------------------------
                 Unadjusted    Estimated
Contract            FGRR       Adjusted FGRR
 Year            ($/MMBtu)      ($/MMBtu)
----------------------------------------------------
  1                2.58           2.95
  2                2.68           3.06
  3                2.79           3.18
  4                2.90           3.31
  5                3.02           3.45
  6                3.14           3.58
  7                3.26           3.72
  8                3.33           3.80
  9                3.40           3.88
  10               3.46           3.95
  11               3.53           4.03
  12               3.60           4.11
  13               3.68           4.20
  14               3.75           4.28
  15               3.82           4.36

-----------------------------------------------
Note: The adjusted FGRR rates are estimated using June 1990 through May 1996 data and an inflation estimate through November 1996. The actual adjusted FGRR will be calculated using data through the start of commercial operations.



    Firm Gas Market Rate

      The FGMR applies to all non-must-run hours during Segment 1 and all Segment 2 hours.

      The FGMR is calculated according to the following formula:

         FGMR = FGMRi x [(.77 x CIf ) + (.23 x TIf)] x P

      This formula adjusts the initial market rate of gas ("FGMRi") for changes in the cost of gas and gas transportation over time. The factor "P" is .9 in contract years 1 through 4 and 1.0 thereafter. This factor lowers the effect of price increases on the calculated payment during the first four years of the contract. The FGMRi is set at $2.27/MMBtu plus the firm displacement tariff, not to exceed $0.20/MMBtu, on CLNG.(16)
----------------------
(16) The PPA defines MBtu as 1 million Btu. In this report, Pace uses MMBtu to mean 1 million Btu.


      The commodity index ("CI") is comprised of the following reported prices:

    -    Natural Gas Clearinghouse--Columbia Gulf, Onshore Laterals, LA
    -    Natural Gas Clearinghouse--Tennessee Gas Pipeline, Vinton, LA
    -    Natural Gas Intelligence--Columbia Gas Transmission, Appalachian
    -    Natural Gas Week--Columbia Gas Transmission, Broad Run, WV.

      The June 1990 average of the four reported prices is the base of the index. The June 1990 average was $1.62, implying that $0.65 was added for transportation, or approximately 30% of the initial FGMR. The CI is comprised of two prices from the Gulf Coast region and two prices from the Appalachian region. Panda's gas supply cost will reflect either Gulf Coast gas prices or Appalachia prices depending on Panda's nomination. This issue is addressed in Chapter III and Exhibit A.

      The Transportation Index ("TI") is intended to measure changes in transportation costs. The formula to calculate the TI uses one-half of the change in the Consumer Price Index for All Urban Consumers ("CPI") to approximate escalation of transportation costs.

      The CI is given a weight of 77% of the FGMR, while the TI is weighted at 23%. The effect of this weighting is addressed in Chapter III of this report.

       The PPA provides a mechanism for the Operating Committee to review and revise the calculation of the FGMR, the CI, and/or the TI by written notice from either PEPCO or Panda during the period between 150 and 120 days prior to the sixth anniversary of the Actual Commercial Operation Date and every third anniversary thereafter.

  Interruptible Fuel Rate

      The IFR uses the IGR for hours of generation fueled by natural gas and the OR for hours of generation fueled by oil in Unit 2.

     Unit 2 operation on oil must meet certain requirements, such as interruption of gas service on interstate pipelines, for the payment to be based on the OI. As the IFR only applies to Unit 2, there is no provision for payment by PEPCO for Unit 1 based on oil consumption.

      As with the FGMR, the method for determining the IFR for natural gas and for fuel oil can be reviewed and revised by the Operating Committee if proposed within guidelines by either PEPCO or Panda. The Operating Committee shall in good faith undertake a review of the IFR to determine the current market price of fuel to comparable users and to revise components of the IFR as necessary to reflect the market price.

    Interruptible Gas Rate

     The IGR is similar to the FGMR in that the IGR contains a commodity index ("CI") component linked to reported spot prices and a transportation index ("TI") component indexed to the CPI. The IGR for natural gas is initially set at $2.27/MMBtu plus the firm displacement tariff on CLNG, not to exceed $0.20/MMBtu--identical to the FGMR.

      The CI and TI portions of the IGR are calculated the same way as for the FGMR. The weighting is different, however. In the summer period from March to November, the CI is weighted as 71% of the IGR and the TI as 29%. In the winter period from December to February the CI is weighted as 84% of the IGR and the TI as 16%.

    Oil Rate

     The initial OR is $3.89/MMBtu and is adjusted according to an Oil Index ("OI"). The OI is based on reported oil price for No. 2 fuel oil delivered to
Baltimore, Norfolk and Philadelphia.   A separate component for local
transportation is not included in the OR. The linkage between revenues based on reported prices of oil delivered to Baltimore, Norfolk and Philadelphia and burnertip cost at the Facility is addressed in Chapter IV of this report.

Monthly Capacity Payment

      In addition to the MEP, Panda receives a Monthly Capacity Payment ("MCP") for standing ready to deliver energy to PEPCO. The MCP is paid to Panda based on Panda's ability to deliver energy. The payment does not include any components tied to the cost of fuel or transportation.

PPA Section 11.2

      Generally speaking, Section 11.2 requires Panda to maintain a reliable fuel supply that includes firm gas supply and transportation arrangements for Unit 1, interruptible supply and transportation for Unit 2, and fuel arrangements that will enable Panda to recover its variable operating costs from the MEP. Concerning Limited Dispatch operations, Section 11.2 requires Panda's purchase of natural gas to be through " a firm gas supply contract equivalent to natural gas reserves."

     PEPCO has the right under certain circumstances to take action if it believes Panda is not meeting the requirements of PPA Section 11.2. PEPCO has approved the fuel plan under the arrangements described in this report and has provided in a Consent and Agreement dated April 10, 1995, additional restrictions on the impact of any notice by PEPCO in the future that it believes Panda is not meeting the requirements of Section 11.2. In light of these PEPCO actions and under a reasonable implementation related to Section
11.2 the Facility's fuel arrangements should meet the requirements of Section 11.2.

Availability Requirements

      The PPA states that Panda "shall sell and deliver to PEPCO and PEPCO shall purchase and accept the Dependable Capacity and the Net Electrical
Output from the Facility..."(17)   This obligation must be met or payments to
Panda are reduced.

       In the event that Panda does not deliver, the Facility's availability is lowered. The Facility's availability is used in the calculation of the MCP. Hours of dispatch in which Panda fails to deliver, Force Majeure events not withstanding, are counted against the availability of the Facility. In this way, nonperformance by Panda results in lower energy payments.

      Several PPA provisions will help Panda meet PEPCO dispatch orders, including:

   -   8.3 Schedule and Dispatch of Generation:
       * PEPCO is required to furnish an estimated dispatch schedule for the Facility and any changes at the times and in the manner that PEPCO provides such estimated schedules for its own generating facilities.
       * PEPCO shall dispatch the Facility in accordance with Prudent Utility Practices.

   -   8.10 Operating Committee:
       * Panda and PEPCO shall establish an Operating Committee of one representative each to develop and implement suitable operating, maintenance, outage and capability reporting, accounting, and recordkeeping policies and procedures. The Operating Committee shall act only by unanimous agreement.

     Further, PEPCO cannot dispatch the Facility at its sole discretion. PEPCO must take Panda's fuel supply and other contractual obligations into account when arranging dispatch to comply with prudent utility practices.
Additionally, many of the procedures governing the operation of the Facility will be arranged through the Operating Committee. Decisions from the type of forms to use for invoices to the notification procedure PEPCO will follow when dispatching the Facility will thus be made in concert with Panda's ability.
-------------------------
(17)  PPA Article 5.1



                         III. NATURAL GAS SUPPLY

      The main issues addressed in this chapter are:

    - Whether the GSA fulfills the PPA's operational and contractual requirements.

    -    The security of gas supply.

    -    Linkage between gas supply costs and energy payment revenues.


Fuel Requirements


Full Dispatch

      Pace has been informed that each turbine requires a maximum of 957 MMBtu per hour when operating at full load.(18) Panda would require 22,968 MMBtu for each turbine for a full day at maximum dispatch.

Limited Dispatch

      Table III-1 provides calculations for required volumes of fixed price gas, using the heat rates detailed in Chapter II.

      Using a heat rate of 8,416 Btu/kWh gives an hourly requirement of 833 MMBtu/hour. Based on Limited Dispatch Panda would require 9,996 MMBtu per day Monday-Friday, or 2,598,960 MMBtu on a yearly basis. On an average daily basis, Panda would be receiving 7,120 MMBtu at the Facility.

      Additional fuel would be required for pipeline retainage. Assuming fuel loss of 3.14%(19) Panda would need 7,344 MMBtu into TCO on an average daily basis.
-----------------------
(18) As discussed in Chapter II, heat rates used in this report are provided by Pacific Energy.
(19)  0% on WGL, 1% on CLNG, and 2.41% on TCO.


Table III-1. Panda Limited Dispatch Gas Requirements
-------------------------------------------------------------------------------
              Heat                                Heat
              Rate                                Rate
               at                          Ave.    at                      Ave.
Contract    117 MW     MMBtu    MMBtu     Daily   99 MW   MMBtu  MMBtu    Daily
 Year       Btu/kWh     /hr    12 hours   MMBtu  Btu/kWh   /hr  12 hours  MMBtu
-------    --------   ------   --------   -----  -------  ----- --------  -----
  1         7,939       786      9,432     6,718  8,139    806    9,669   6,888
  2         8,046       797      9,559     6,809  8,246    816    9,796   6,978
  3         8,075       799      9,593     6,833  8,275    819    9,831   7,003
  4         8,106       802      9,630     6,860  8,306    822    9,868   7,029
  5         8,141       806      9,672     6,889  8,341    826    9,909   7,059
  6         8,086       801      9,606     6,843  8,286    820    9,844   7,012
  7         8,141       806      9,672     6,889  8,341    826    9,909   7,059
  8         8,174       809      9,711     6,917  8,374    829    9,948   7,086
  9         8,209       813      9,752     6,947  8,409    832    9,990   7,116
  10        8,166       808      9,701     6,910  8,366    828    9,939   7,080
  11        8,051       797      9,565     6,813  8,251    817    9,802   6,982
  12        8,085       800      9,605     6,842  8,285    820    9,843   7,011
  13        8,119       804      9,645     6,871  8,319    824    9,883   7,040
  14        8,153       807      9,686     6,899  8,353    827    9,923   7,069
  15        8,118       804      9,644     6,870  8,318    823    9,882   7,039

  Ave.      8,107       803      9,631     6,861  8,307    822    9,869   7,030

-------------------------------------------------------------------------------
NOTES:    Heat rates for full dispatch provided by Pacific Energy.  Partial dispatch heat rates estimated by adding 200 Btu/kWh.


      The above calculations indicate that the GSA should provide for Panda to be able to burn approximately 9,500 MMBtu per day Monday-Friday of fixed-price gas of fixed-price gas, assuming PEPCO fully dispatches Unit 1. On an average daily basis, this would mean Panda would take about 7,000 MMBtu per day of fixed price gas.


Rates

The gas rates used for payments to Panda are detailed in Chapter II. The three basic types of rates are the FGRR, the FGMR, and the IGR. In summary:

      The FGRR, a fixed rate schedule for 15 years, is listed in Table II-5.

      The FGMR is comprised of an initial commodity price indexed monthly by published natural gas spot prices, two from Appalachia and two from the Gulf Coast, and an initial transportation price adjusted monthly by one-half the change in the CPI. The cost of transportation on CLNG, calculated on a 100% load factor basis, is passed-through by the Facility.

      The IGR is similar to the FGMR in that the IGR contains a commodity index component linked to reported spot prices and a transportation index component linked to the CPI, plus a CLNG component. The IGR has different summer and winter weighting between commodity and transportation.


Gas Supply Contract Terms

      Table III-2 provides an overview of the fundamental contract terms. The GSA requires CDC to, provide up to 24,240 MMBtu of gas per day (plus fuel use on TCO) on a firm basis, and up to an additional 24,240 MMBtu of gas per day (plus fuel use on TCO) on an interruptible basis.

       CDC wil deliver gas into TCO at the Monclova interconnect with ANR pipeline in Ohio.(20)

      The primary term of the GSA is 15 years, which corresponds to the PPA's requirements for fixed price gas. The GSA will be extended for two additional years, unless either party objects.
--------------------------
(20) MCN has exeucted a firm transportation agreement with ANR providing sufficient firm capacity to deliver the 24,240 MMBtu of gas per day into TCO at Monclova.



Table III-2.  GSA Basic Terms
-----------------------------------------------------------------------------
  Term Primary term of 15 years with up to 2 year extension if mutually agreed.

  Volume     Maximum Daily Firm Quantity ("MDFQ") = 24,240 MMBtu*
             Maximum Daily Interruptible Quantity ("MDIQ") = 24,240 MMBtu*
                   *  plus fuel use on Columbia Gas Transmission

           MDFQ comprised of three tiers:
  1. Limited Dispatch Gas = Scheduled gas of at least 6,000 MMBtu per day and no more than 8,000 MMBtu per day.
  2. Scheduled Dispatch Gas = Scheduled gas up to difference between 24,240 MMBtu per day plus fuel use and the quantity of Limited Dispatch Gas.
  3. Dispatchable Gas = Scheduled gas up to difference between 24,240 MMBtu plus fuel use and the sum of Limited Dispatch Gas and Scheduled Dispatch Gas.

       MDIQ: Interruptible Gas, up to 24,240 MMBtu per day + fuel use.
  Price
           Limited Dispatch Gas charge  composed of 4 components:
  1.   Demand Charge (approximately $0.10/MMBtu on 7,000 MMBtu per day).
  2.   Commodity Charge of $2.33/MMBtu with 4% annual escalation.
  3. An "ANR Charge" of $0.10 per MMBtu with annual escalation of $0.005 after the fifth contract year.
  4. A price credit paid to Panda of $0.10 per MMBtu with annual escalation of $0.005 after the fifth contract year.
  These rates translate to $2.43 per MMBtu on a 100% load factor basis in year 1.
  Take or pay requirement of 2,299,500 MMBtu per year (2,305,800 MMBtu if leap year). This is equivalent to an average daily requirement of 6,300
  MMBtu/day.

           Scheduled Dispatch Gas charge comprised of 3 components:
  1. Index Price of the average of the NYMEX settlement price for the delivery month contract for the last three trading days of the month plus a margin of $0.50 per MMBtu.
  2.   The margin will escalate annually by $0.005 per MMBtu after year 5.
  3. The price is capped by a Gas Market Price Ceiling of $0.60 plus 1.02 the average of three published gas price indices available for month.
  Take or pay requirement of 80% of the first of month nomination.

    Dispatchable Gas charge comprised of 3 options:
  1.   Market price set by CDC at time of order.
  2. Index price of the average of the high and low prices published by Gas Daily for Columbia Gas pipeline in Appalachia on the day of order.
  3.   Purchase from a third-party supplier.

        Interruptible Gas Charge set by CDC or purchase from third-party supplier.
  Supply Security
  1.   Replacement cost of fuel plus liquidated damages.
  2.   Potential reserve dedication
  3.   MCN Corporate Guaranty
----------------------------------------------------------------------------

GSA Volumetric Tiers

      The GSA divides quantities into four volumetric and pricing tiers:

             1) Limited Dispatch Gas.
             2) Scheduled Dispatch Gas.
             3) Dispatchable Gas.
             4) Interruptible Gas.

      For clarity, we will refer to Limited Dispatch Gas as Tier 1, Scheduled Dispatch Gas as Tier 2, Dispatchable Gas as Tier 3 and Interruptible Gas as Tier 4. Tiers 1 through 3 are designed to meet the entire firm requirements
of Unit 1.   Tier 4 is designed to meet the interruptible requirements of
Unit 2, at Panda's option.

      Tier 1 volumes are the first 6,000-8,000 MMBtu/day of firm scheduled gas. Panda must take or pay for 2,299,500 MMBtu (2,305,800 MMBtu in a leap year) each year, an average of 6,300 MMBtu per day. The Tier 1 price is comprised of a fixed commodity charge, a demand charge, an "ANR" charge, and a price credit. Total charge for Tier 1 volumes as of June 1, 1996 would be $2.43/MMBtu.

      The demand charge is $21,292 per month through year five, and thereafter the demand charge escalates $1,064 each year. This charge translates into a cost of approximately $0.10/MMBtu on 7,000 MMBtu per day. The initial commodity charge is $2.33/MMBtu and applies to the quantity of gas delivered in the month. The charge escalates annually by 4%. The ANR charge is $0.10/MMBtu and escalates annually by $0.005 after the fifth contract year. Panda receives a price credit of $0.10/MMBtu on the first 7,000 MMBtu taken per day which offsets the demand charge. The price credit escalates by $0.005 after the fifth contract year.

      Tier 2 volumes are a firm quantity of scheduled gas up to 24,240 MMBtu less the Tier 1 quantity. Panda must take or pay for 80% of the beginning of the month nominated quantity of Tier 2 gas. The price is set monthly based on NYMEX futures prices for the delivery month and a price ceiling based on
Louisiana spot gas prices into ANR pipeline.   The 1995 average of the Tier 2
price was $2.13/MMBtu.

      The price is calculated by using the average NYMEX settlement price during the last three days of trading for the delivery month contract, plus a margin of $0.50 per MMBtu. This price is compared against the current price ceiling. The price ceiling is established each month as $0.60 plus 1.02 times the average of three published spot prices which are the following:

     1. Natural Gas Clearinghouse, "Survey of Domestic Spot Market Prices" for markets accessed by ANR Pipeline, Eunice, Louisiana;
     2. Natural Gas Intelligence Gas Price Index, "Spot Gas Price" delivered to pipelines, 30 day supply transactions for the South Louisiana Region, contract index price for ANR pipeline; and
     3.  Natural Gas Week, "Spot Prices on Gas Pipeline Systems," ANR pipeline,
         Southeast: Patterson, Louisiana, Bid Week.

      Tier 3 volumes are a quantity of firm gas up to 24,240 MMBtu less the Tier 1 and Tier 2 volumes. The price for Tier 3 volumes is set by CDC when gas is purchased based on current market conditions. At Panda's option, Tier 3 volumes may be purchased at a market index of the average of that day's published price for natural gas in Appalachia on TCO as reported in Gas Daily. Panda may also obtain Tier 3 volumes from another supplier.

      Tier 4 volumes are a quantity Panda may purchase up to 24,240 MMBtu per day on an interruptible basis. The price is that established by CDC for Tier 3 volumes, or Panda may decline and purchase from a third-party supplier.


Gas Supply Security

      Essential elements constituting the Facility's gas supply security include the following:

      -    Contractual commitments.
      -    MCN's financial and operational strength.
      -    Gas market fundamentals.

      Each of these are discussed below.


Contractual Commitments

      The GSA creates four major contractual commitments which strengthen Panda's rights with regard to natural gas supply. These contractual commitments are:

      -    Cost of Replacement Fuel.
      -    Cost of Replacement Contract.
      -    Reserve Dedication.
      -    MCN's Corporate Guaranty.


  Cost of Replacement Fuel

      In the event of a failure by CDC to deliver a portion of the MDFQ quantities, which failure is not excused by a force majeure, Panda may obtain replacement fuel, gas or oil, from another supplier. Or, in the event that Panda could not obtain replacement fuel, Panda may recover any reduction in payments from PEPCO.

      CDC is liable for liquidated damages equal to one of the following two options:

 - Positive difference, if any, between (x) the cost Panda, or WGL in the event of a Peak Period Release, paid for replacement fuel (including transportation cost and any imbalance charges resulting from the failure to deliver) and (y) the sum of the price applicable under the GSA that Panda would have paid had CDC delivered that portion of the MDFQ plus transportation cost.
 - Positive difference, if any, between (x) the extent of the reduction in payments from PEPCO to Panda (including the Monthly Capacity Payment and Monthly Energy Payment) due to the failure to deliver natural gas and
       (y) net expenses saved by Panda or not incurred due to not operating the Facility as a result of the failure to deliver.


  Cost of Replacement Contract

      In the event of default, CDC is obligated to provide Panda with a lump sum payment to cover the cost, if any, of replacing the GSA. The payment is equal to the positive difference, if any, between (x) the cost of replacement gas supply and (y) the aggregate contract price of the remaining contract obligations. The cost of replacement gas supply shall include any transportation cost, such as the cost of obtaining receipt point capacity on a natural gas pipeline, or the cost of any option or swap Panda incurs as a result of obtaining replacement gas supply.


  Reserve Dedication

      The GSA provides for the potential dedication by CDC of its natural gas reserves. Annually, CDC is required to provide a statement to Panda that, for the remaining term of the GSA, the expected future gas production from natural gas reserves owned by CDC will be greater than CDC's firm, fixedprice natural gas commitments. The letter will be based on a reserve report prepared by an independent petroleum engineer.

      In the event that the expected future gas production from CDC's reserves does not exceed the firm, fixed-price gas commitments of CDC, CDC shall dedicate to the GSA specific gas reserves sufficient to fulfill the obligations of the Limited Dispatch Gas for the remaining term of the GSA. There are numerous provisions governing the release of reserves from dedication, sales and use of gas produced from the dedicated reserves, encumbering the dedicated reserves, and rededicating reserves. Failure to conform with the provisions regarding the dedication of reserves is deemed a material breach of the GSA.

  MCN's Corporate Guaranty

      Through a separate agreement, MCN has agreed to unconditionally and irrevocably guaranty the prompt and complete performance and payment of CDC's obligations under the GSA.

MCN's Financial and Operational Strength

      MCN is the holding company for Michigan Consolidated Gas Company ("MichCon"), Citizens Gas Fuel Company and MCN Investment Corporation ("MCNIC"). MCN appears to be in excellent financial health, based on
available public information.   MCN has steadily increased net income from
$35.1 million in 1991 to $96.8 million in 1995. Over this same period, assets have grown from $1,517 million to $2,899 million and operating revenues have expanded from $1,276 million to $1,585 million.

       MichCon, the largest natural gas distributor in Michigan and one of the largest in the U.S., controls distribution, transmission, and storage of natural gas serving more than 1.3 million customers (750 Bcf/year). Citizens is a gas utility serving 12,000 customer in Michigan. MCNIC owns subsidiaries involved in gas services, computer operations services, and natural gas technology.

      The diversified gas services interests held by MCNIC include: CoEnergy Trading Company, the principal gas marketing subsidiary; CDC, a cogeneration development subsidiary; Supply Development Group, an exploration and production subsidiary; gas gathering and processing interests; and the Storage Development Company. MCNIC remarketed 171 Bcf of gas in 1995, with a majority of these sales attributable to CoEnergy Trading Company. CoEnergy's principal markets are Michigan end-users, Canadian LDCs, cogeneration facilities, and recently markets in the Northeastern U.S.

      CDC owns 50% of a 123 MW gas-fueled cogeneration plant in Ludington, Michigan, that commenced operations in October 1995. CDC is the gas supplier for the facility, requiring approximately 9 Bcf/year. CDC also markets gas to several small cogeneration facilities as well as the 30 megawatt Ada facility in western Michigan of which CDC is the principal owner.

      In existence since 1992, by the end of 1995 Supply Development Group ("SDG") had 858 Bcf of proved natural gas reserves with an additional 599 Bcf of possible reserves. The company invested $575 million in reserve acquisition and development between 1992 and 1995. The majority (80%) of SDG's reserves are from Antrim shale formations in Michigan and low-risk Appalachian formations; the remaining supply comes from the mid-continent and Gulf Coast
U.S.   SDG has increased gas production to 31.4 Bcf in 1995 from 2.3 Bcf in
1993. The company expects to double production in 1996.

      SDG has acquired ownership interests in 1,972 gas and oil wells. MCN has proposed significant further capital expenditure on exploration and production in excess of $1 billion over the next five years. SDG has the capability to drill in excess of 2,000 new wells on 1.4 million undeveloped acres.
Long-term fixed price swap agreements are in place for a substantial portion of SDG's anticipated production over the next ten years, hedging the risk of future gas price fluctuations.

     The above information indicates that CDC should be able to supply the gas
requirements for the Facility.   Limited Dispatch requirements are
approximately 2.4 Bcf per year, and the total Unit 1 requirements are approximately 8 Bcf per year. Under reasonable assumptions, CDC's production goals can be expected to meet these requirements.

Gas Market Fundamentals

      The GSA term covers the PPA fixed-price energy payment period, but does not extend through the PPA term (25 years). After expiration of the PPA fixed-price energy payment period, all energy payments are based on published short-term gas market indices. At this time, Panda may need to negotiate with producers for additional gas supplies.

      Pace believes there will be a ready supply of natural gas available for
the life of the Facility.   There is an abundant supply of technically and
economically recoverable natural gas in North America. The latest U.S. government estimates of technically recoverable domestic natural gas resources onshore and in state water areas exceeded 1,000 Tcf-- over 200 years of supply
at current rates of consumption.(21)   Proved U.S. reserves are 153Tcf.
-----------------------
(21) 1995 National Assessment of United States Oil and Gas Resources, United States Geological Survey estimated national total for undiscovered technically recoverable conventional gas to be 1,073.8 Tcf. Other recognized estimates have concluced that the resource is even larger: the National Petroleum Council's ("NPC") 1993 report concluded that nearly 1,300 Tcf was recoverable in the lower-48 alone. Additionally, the Canadian gas resource base was assessed by the NPC at 740 Tcf.


      U.S. production has steadily increased since 1986 during the same time that producers have been getting lower prices than in the early 1980's and drilling fewer wells. The driving forces behind this result are the technology enhancements and the efficiency improvements in the gas industry. Efficiency is up and cost is down, allowing producers to profitably find and develop new gas even while prices are falling.(22)

       Examples of these technology enhancements and efficiency improvements include:
       1. Increased Recovery per Well -- Exploration and drilling technologies such as 3D seismic and horizontal drilling have led to significant increases in the amount of gas discovered per exploratory well.

       2. Improved Success Rates -- Success rates for deeper targets have improved dramatically due to advancing technology.

       3. Lower Well and Equipment Costs -- The numbers of rigs, crews, and service units peaked in 1982 and has sense fallen drastically. For example, in 1995 the number of oil and gas rigs in operation averaged 723 compared to the peak of 3,970. Due to improved exploration and drilling techniques, the industry can maintain the same levels of production with a fraction of the equipment and manpower.

       4. Focus on Recompletions -- While the total number of gas wells drilled has declined since the early 1980's peaks, the number of recompletions (drilling into a new reservoir from an existing well) has stayed nearly constant as producers focus on low cost options for increasing reserves.

       5. Focus on Location and Depth -- In response to low prices, producers have shifted from lower productivity areas to higher recovery reservoirs, and the percentage of wells surpassing 5,000 feet in depth increased from 40% to 62%.

       6. Focus on Existing Fields -- Producers have been highly successful at adding reserves to existing fields, especially in the Gulf of Mexico.
-------------------------
(22) Non-associated gas resource costs peaked in 1982 at over $4.00/MMBtu. Finding and development costs have since declined drastically, averaging $1.50/MMBtu since 1987.


      As a result of significant improvements in production technology and management, the North American gas industry has become much more efficient and able to provide an expanding resource base even in a flat and competitive price environment. This has resulted in a trend in lower reserve to production ratios ("R/P ratios") that is seen as a sign of a healthy, efficient natural gas industry. In the past, the U.S. typically had R/P ratios of more than 10 years. Currently, the R/P ratio is 8.3 years.(23)

      The R/P ratio trend is synonymous with the "just-intime" inventory approach that has revolutionized many industries. In today's competitive natural gas production industry it is not efficient for reserves to remain undeveloped and non-producing for long periods of time. The current trend is to monetize reserves by tying in reserves to production soon after discovery.

Gas Cost Linkage With PPA Energy Payments

      Table III-3 shows the correspondence between the GSA tiers and the PPA energy payments. Pace has found, through analysis, that the pricing structures and indices under the GSA are strongly linked with the pricing structures and indices under the PPA.

Table III-3.  GSA Tiers and PPA Payment Categories
-----------------------------------------------------------------------------
         GSA                                     PPA
        -----                                   -----
Tiers    Description            Dispatch       Payment          Description
----    ------------            --------       -------          -----------
Tier 1    fixed price        Limited Dispatch    FGRR           fixed price
Tier 2    market price         Dispatchable      FGMR           market price
Tier 3    market price         Dispatchable      FGMR           market price
Tier 4    market price         Dispatchable      IGR            market price



      While the GSA satisfies the PPA operational and contractual requirements in most respects, the four supply tiers create a few potential delinkages with
the PPA energy payments.   These potential delinkages stem from several
operational and contractual factors, including the daily 6,000-8,000 MMBtu volume limit on Tier 1 supply, the difference in Tier 2 and Tier 3 pricing indices from the FGMR indices, and limited requirements on PEPCO to provide advance notice of dispatch. The GSA tiers apply to the amount of volume taken, while the PPA pricing tiers apply to specified time periods and megawatts of electric output. These differences create a potential delinkage in terms of gas supply volumes and price with the PPA's revenue mechanisms.
--------------------
(23) The R/P ratio is a measure in years of the existing volumeof proved reserves divided by the current production per year expressed as follows:
R/P ratio (years) = Proved Reserves (Bcf) / Current Production (Bcf/year).


Tier 1 and Limited Dispatch Operation

      Figure III-1 compares the Tier 1 to Limited Dispatch requirements. Pipeline imbalance service and fuel management will be required to keep gas supply at the burnertip synchronized with electric dispatch. To satisfy Limited Dispatch requirements, the Facility requires a maximum of 9,996 MMBtu Monday through Friday, and zero MMBtu on the weekend. Under the GSA, the Tier 1 gas is designated as the first 6,000-8,000 MMBtu taken per day.


              Figure III-1. Limited Dispatch Consumption vs. Tier I Supply

                                    BAR CHART


      From this potential volume delinkage a potential price delinkage also occurs. After the first 8,000 MMBtu is taken during a day, the remaining volumes will be priced at a market rate under Tier 2 and Tier 3 that may not correspond with the FGRR.

       Tier 1 will cost $2.43/MMBtu in year 1, with approximately 4% annual escalation (an additional charge of $0.10/MMBtu levied as an ANR Charge escalates 1% annually after year 5). There is also a demand charge of $21,292 per month or $0.10/MMBtu (assuming 7,000 MMBtu/d), but this demand charge should be canceled out by a Buyer's Credit of $0.10/MMBtu, which Panda receives for each MMBtu up to 7,000 MMBtu/d.

      Tier 1 prices escalate at a higher rate than the FGRR. Figure III-2 presents a comparison of the escalation rates.


                       FIGURE III-2.  ESCALATION OF FGRR & TIER I

                                  LINE CHART


      Based on the most recent inflation data which will be used for a one-time adjustment of the FGRR, the FGRR will provide a significant although declining
per unit margin over Tier 1 prices.(24)   Although the FGRR energy payment
does not contain an explicit component for transportation costs, the FGRR margin over Tier 1 prices should cover the Facility's variable transportation costs associated with the fuel required for Limited Dispatch operation.
Figure III-3, a comparisonof the FGRR and Tier 1 supply prices, examines the margin available to Panda to pay for variable transportation costs.


                      FIGURE III-3.  FGRR & TIER 1 PRICES

                                    BAR CHART

----------------------
(24) Pace calculated the inflation adjustment using data through May 1996. The actual calculations will use data through the start of commercial operations.


Tier 2 and Tier 3 and Dispatchable Operation

      Table III-4 presents the indices that make up the PPA and GSA market-based revenue and cost components. As shown, the indices used in the GSA do not directly match indices used in the PPA. Analysis is required to show if there is a linkage.

      The major component of the FGMR will be current spot prices of natural gas in Appalachia and the Gulf Coast. 77% of the FGMR's index and 70% of the initial FGMR are comprised of monthly spot gas prices.

      The cost of gas for dispatchable operation in Unit 1 will be based on spot prices of natural gas in the Gulf Coast, plus a fixed margin for transportation (Tier 2), or spot prices of natural gas in Appalachia (Tier 3). On the most basic level, the energy payment indices and gas costs are linked. Both costs and revenues will reflect the then current prices of natural gas in the Appalachian and Gulf Coast regions.

      Because the PPA and GSA indices are not the same, Pace evaluated their
historical relationships and price movements.   Our analysis found a strong,
historical relationship between Appalachian and Gulf Coast market prices--both generally and between the specific indices of the GSA's Tier 2 gas cost and the PPA's FGMR payment.

Table III-4.  Cost And Revenue Index Comparison
------------------------------------------------------------------------------
                                                                   GSA
                                     IGR        FGMR            Non-Limited
Publication, Pipeline, Location    Commodity   Commodity        Dispatch Gas
                                     Index       Index
                                                               Index    Ceiling
-------------------------------------------------------------------------------
NGC, ANR, LA                                                               X1
NGC, Col. Gulf, Onshore Lats, La    X             X
NGC, Tennessee, Vinton, LA          X             X
NGI, ANR, South LA                                                         X1
NGI, TCO, Appalachia                X             X
NGW, ANR, Southeast LA                                                     X1
NGW, TCO, Broad Run, WV             X             X
GAS DAILY, TCO, Appalachia                                      X2
IFERC, Col. Gulf, LA
NYMEX near month futures                                        X3
-------------------------------------------------------------------------------

Index Reopened Claue:               150-120 days  150-120 days            If Commodity
                                                                          index under
In what year(s)?                    prior to 3,   prior to 6th,           PPA changes
                                    every third   every third
                                    thereafter    thereafter

Who initiates?                      By either     By either               Panda
                                    PEPCO or      PEPCO or                proposes
                                    Panda         Panda

Who decides?                        Operating     Operating
                                    Committee     Committee

-------------------------------------------------------------------------------
1  Three indices averaged, then multiplied by 1.02, plus $.60.
2  Used for determining Dispatchable and Interruptible Gas price.
3 Average of settle price over last 3 trading days for contract for delivery month plus $.50.



      Exhibit A provides a detailed description of Pace's statistical analysis. In summary, Pace's findings are the following:

   -   The cost and revenue indices appear to track closely based on historical
       and statistical analysis.   The correlation between the historical
       prices of the cost and revenue indices is strong. Regression estimates of the FGMR as a function of Panda's marginal burnertip cost and of the commodity portion of the FGMR and the gas commodity cost both capture 98% of the variation in the payment, respectively. There is an obvious close linkage between the two series with the desired result that payments generally exceed costs.

   - Small trend effects may be present that are working against the project, but these effects should not be overstated. Recently, increases in the Appalachia/Louisiana commodity index (revenue) have been less than increases in the Louisiana index (cost), with the positive margin of the revenue index eroding by one cent ($0.01) per year. Fundamental market linkages between the indices should not allow this erosion to continue indefinitely. Further, the apparent erosion may itself be illusory due to imperfections in the statistical tests.


Pro Forma Model

      The gas commodity costs used in Facility's pro forma model accurately model Tier 1 gas prices and project other fuel commodity prices, including gas commodity, based on forecasts by ICF. ICF is a recognized forecaster of energy prices and reports that it used the same forecasts in ICF's dispatch study of the Facility.

      Pace's forecasts of gas and oil prices average lower than those of ICF
as used in the pro forma model.   Because the model is designed to
"pass-through" gas commodity costs to the FGMR and IGR energy payments, the pro forma model results should not be materially affected if Pace fuel price forecasts were used for the market-based portion of the Facility's gas supply. In actuality, fuel price is likely to be a determinant of dispatch and will therefore likely be a factor in determining economic performance of the Facility.


                IV.  NATURAL GAS TRANSPORTATION


      Figure IV-1 depicts the Facility's gas transportation route. For Unit 1 supplies, the transportation plan entails:

           -   Long-haul, interstate, firm transportation on TCO.
           -   Interstate, firm transportation on CLNG.
           -   Local transportation on WGL.
               Fuel management.

For Unit 2 supplies, the transportation plan involves:

           - Interruptible transportation on TCO, CLNG, and local transportation on WGL.
           -   Fuel management.



               FIGURE IV-1.  TRANSPORTATION ROUTE & RECEIPT POINTS

                               DIAGRAM


Contractual Arrangements

      Panda has executed firm gas transportation contracts with two interstate pipelines and a local distribution company: TCO, CLNG, and WGL. Panda has also executed interruptible gas transportation contracts with TCO and CLNG. WGL has agreed in its service contract with Panda to deliver to the Facility on a firm basis all volumes delivered to it at the CLNG interconnect; thus no interruptible contract with WGL is required.


TCO

      The first stage of the transportation route uses the TCO pipeline from the Monclova interconnection with ANR in Maumee, OH to the CLNG interconnection in Loudoun, VA. Panda has executed a 25-year agreement with TCO for 24,240 MMBtu per day of firm transportation capacity under FTS-1 tariff rates.

     For service under the firm TCO contract to take effect, TCO needs to construct facilities. A total of 6.3 miles of new pipe is required, comprised of replacing several segments of 26-inch pipe with 36-inch pipe and also laying a second pipe alongside existing pipe to add capacity.(25)

      FERC has approved the expansion and authorized TCO to begin construction on all phases of the expansion. TCO has reported to FERC that construction was initiated on May 13, 1996. Absent any unusual occurrence, a pipeline construction project of this scope would take no more than two months. This indicates that firm service under the TCO contract will be available before the end of Summer 1996.

      TCO has not yet obtained all required rights-of-way for construction
access.   One landowner is opposing TCO.  According to documents filed with
FERC and discussions with TCO, TCO has initiated condemnation proceedings in the Circuit Court of Braxton County, WV to obtain desired access routes. TCO has informed Pace that it does not expect this matter to delay completion of the expansion.

  Alternate Arrangements

      Panda has arranged alternative firm gas transportation arrangements in the event that the TCO expansion is not completed prior to November 1996. Panda has entered into letter agreements with CoEnergy Trading Company, an affiliate of CDC, to provide an option for firm TCO capacity during the months of August, September, and October 1996.
-----------------------------
(25) TCO estimates the construction will cost approximately $11 million and Panda will provide over 50% of the funding.


CLNG

      Second stage transportation is on CLNG. CLNG connects with TCO in Loudoun, VA and extends east to Cove Point, MD where it terminates at a
liquefied natural gas ("LNG") terminal.   Panda has executed a FTS service
agreement with CLNG for service to the project for 24,000 MMBtu/d of capacity.

       All CLNG start-up construction was completed by December 15, 1995, according to a final construction/recommissioning report filed with FERC by CLNG. The Loudoun interconnect has been in operation since September 1, 1995.

      The CLNG facilities were mothballed until recently. The regulatory process surrounding the recommissioning of CLNG is now complete. CLNG accepted a FERC ruling and submitted a compliance filing on July 31, 1995, in accordance with FERC regulations. On August 18, 1995, FERC accepted the tariff sheets governing service on CLNG.


WGL Contract

      The final transportation stage involves WGL. WGL will provide firm transportation for Unit 1 and Unit 2 volumes to the Facility for a $.05/MMBtu fee, with no reservation charges according to an executed Gas Transportation and Supply Agreement ("GTSA") between Panda and WGL.

     WGL needed to construct less than one mile of pipe from an existing WGL pipeline along route 301 in Prince George's County Maryland to the Facility. In a letter dated June 19, 1996, WGL reported to Panda that construction was completed.

       Key provisions of the GTSA concerning firm transportation on WGL are:

  - Panda shall allow a "Peak Period Release" to WGL up to 24,000 Dth on any day at or below 20 degrees F (Washington National Airport reference for gas day average temperature) in any December, January and February. Such releases shall not exceed 15 days in any heating season, and shall not result in a violation of Panda's Air Permit.(26) No more than 2 days in any 7-day period and 5 days in a month may be released.  Because the climatic conditions required for WGL to exercise a Peak Period Release are conditions which contribute to capacity constraints on other gas pipelines used by Panda, during these occasions Panda would rely on backup fuel oil to meet electric dispatch.
-------------------------
(26) Exception exists that a Panda negative gas imbalance on a day below 30 degrees F results in WGL being able to perfomr a Peak Period Release regardless of Panda's air permit situation.


   - WGL shall provide service for $0.05/Dth contingent upon 500 psig from CLNG.

   - WGL shall offer merchant service at a price equal to a Merchant Fee of $.05 per Dth plus a Commodity Fee negotiated at least 5 days prior to the beginning of each month. If a Commodity Fee cannot be agreed to, no merchant service shall be provided for that month. Service will be on a bestefforts basis from April to October, and as-available November through March.

Sufficiency Of Contracted Capacity

      In this section Pace reviews the sufficiency of the firm contracted pipeline capacity, focusing on hourly and daily restrictions.

Hourly Flow Rates

      Panda's supply and transportation contracts generally require Panda to take gas in a manner that provides for uniform hourly flows. Panda has some flexibility in hourly flow: WGL does not specify any requirements for even hourly flow and CLNG's tariff provides for wide tolerances in hourly flow. A uniform hourly flow rate over 24 hours is equivalent to burning 4.17% of the daily volume each hour. As the Facility operates for less hours per day, the ability to fuel the Facility with even hourly flows decreases. Based on general industry standards, a 6% hourly burn rate should be used for planning.

     Table IV-1 shows that the calculated burn rates for the Facility are under 6% except for 12-hour dispatch. Panda expects that Unit 1 will be dispatched
for periods longer than 12 hours.(27)   The lack of hourly flow provisions on
WGLand the wide latitude for shippers on CLNG provide flexibility more than sufficient to cover the amount by which a 12-hour operation exceeds a 6% hourly consumption rate.

Daily Capacity

     Panda's transporters can generally impose penalties for exceeding daily scheduled volumes. Panda has a degree of flexibility in service on WGL and
CLNG: WGL does not restrict Panda's ability to run an imbalance on days when the temperature is above 30 F, CLNG's tariff provides for 20,000 Dth/day flexibility.
-----------------------
(27) PEPCO is under no obligation to dispatch the Facility for more than 12 hours due to the defintiona of Must-Run Hours.



      Table IV-1  shows that even under 24-hour dispatch, Panda will have
sufficient daily pipeline capacity.   Panda has contracted for 24,240 Dth of
capacity on TCO and 24,000 Dth on CLNG and is unrestricted on WGL (whatever volumes Panda has delivered to WGL will be delivered on a firm basis to the Facility).

Table IV-1.  Panda Gas Consumption (Fully Degraded)
-------------------------------------------------------------------------------
                          12        16       17       18       19        24
                         Hour      Hour    Hour      Hour     Hour      Hour
                          Day       Day     Day       Day      Day       Day
                         ----      ----    ----      ----     ----      ----

Operation (961 Dth/h)   11,532    15,376   16,337   17,298   18,259    23,064
Start Up/Shut Down
 (900 Dth)                 900       900      900      900      900         0
Not Operating
 (5 Dth/h)                  60        40       35       30       25         0
TOTAL                   12,492    16,316   17,272   18,228   19,184    23,064

Even Hourly Flow
 (4.17%)                   521       680      720      760      800       962
6% Hourly Flow             750       979    1,036    1,094    1,151     1,384
Hourly Consumption
  Rate*                  7.66%     5.87%    5.54%    5.25%    4.99%     4.15%

-------------------------------------------------------------------------------
      *  Based on scheduled quantity and Facility's hourly consumption rate.
Note:  Assumes fully degraded heat rate as estimated by Pacific Energy.




Transportation Costs

      Table IV-2 presents the current transportation charges under Panda's firm and interruptible agreements with TCO, CLNG, and WGL. The total firm transportation cost expressed on a per-unit basis is approximately $0.35/MMBtu. Only approximately $0.08/MMBtu of the total cost is from usage charges, with the bulk of the cost from reservation charges. Also shown are the maximum tariff rates for interruptible service.

       These transportation rates have been used in calculations presented in Chapter III to assess Panda's ability to recoup fuel costs and variable transportation costs from the PPA's energy payments. The analysis shows that
on a historical basis Panda would have accomplished this.   An element of
whether this will remain the case in the future is whether the Facility's transportation costs will remain less than the portion of the energy payment revenues remaining after consideration of commodity costs.

Table IV-2.  Panda-Brandywine, L.P. Gas Transportation Rates
------------------------------------------------------------------------------
                             FIRM                         INTERRUPTIBLE
                     --------------------               -------------------
COLUMBIA GAS                                              Max.
                     Tariff      Per Dth                 Tariff    Per Dth
   Reservation       Charge      100% LF                 Charge    100% LF
                                          Winter Usage
      Base           $6.8400     $0.2249   (Nov.-Mar)    $0.2384   $0.2384
      TCRA           $0.1840     $0.0060                 $0.0355   $0.0355
      EPCA           $0.0300     $0.0010                 $0.0030   $0.0030
      SFS            $0.2470     $0.0081                 $0.0118   $0.0118
      GRI            $0.2600     $0.0085                 $0.0088   $0.0088
          Total      $7.5610     $0.2485     Total       $0.3097*  $0.3097
   Usage                                  Summer Usage
                                          (Apr.-Oct.)
      Base           $0.0128     $0.0128                 $0.1635   $0.1635
      TCRA           $0.0032     $0.0032                 $0.0247   $0.0247
      EPCA.          $0.0020     $0.0020                 $0.0027   $0.0027
      ACA            $0.0022     $0.0022                 $0.0022   $0.0022
      GRI            $0.0088     $0.0088                 $0.0088   $0.0088
          Total      $0.0290     $0.0290     Total       $0.2210*  $0.2210

   Total                         $0.2775

COVE POINT LNG
   Reservation
      Base           $0.6764      $0.0222     Base       $0.0222   $0.0222
          Total      $0.6764      $0.0222                          $0.0222

   Usage
      Base           $0.0009      $0.0009                $0.0009   $0.0009
      ACA            $0.0024      $0.0024                $0.0024   $0.0024
          Total      $0.0033      $0.0033                $0.0033   $0.0033
   Total                          $0.0255                          $0.0255

WASHINGTON GAS
  LIGHT
  PANDA CONTRACT
          Total                   $0.0500                          $0.0500

TOTAL                             $0.3530      WINTER              $0.3852
                                               SUMMER              $0.2965
                                               AVERAGE             $0.3409

------------------------------------------------------------------------------
* includes additional surcharges not separately listed.


      There are several factors relevant to this issue.

      First, the FGMR energy payment's TI component of $0.65/MMBtu contains a large margin over current variable transportation costs.

      Second, the TI is adjusted according to one-half the rate of change in the CPI. In reality, transportation costs tend to move in "blocks" following the regulatory procedure, and at any one particular moment the current rate may deviate from the value that was based on a linear model of CPI. For long-run modeling purposes, Pace has found one-half CPI to be a fair predictor of regulated transportation costs.

      Third, the design of pipeline rates between fixed and variable components is subject to policy determinations by regulatory agencies. At present, the federal policy is to include only actual variable pipeline costs in calculating variable transportation rates. The rates of TCO and CLNG reflect this policy. Our findings rely on the continuation of this policy.


Operational Issues

      As detailed in Chapter III, Panda's actual minimum gas requirements are approximately 9,500 MMBtu per day on Monday-Friday and zero MMBtu on weekends. The GSA requires that Panda take at least 6,000 MMBtu per day and no more than 8,000 MMBtu per day of Tier 1 fixed price gas. Panda will require flexibility in its transportation services to avoid volumetric and price delinkage.

     Panda's transportation arrangements offer a combination of pipeline services to mitigate potential delinkages between gas supply needs and requirements and the attendant price delinkages.


Pipeline Balancing Services

     Panda's Tier 1 supply will flow into TCO every day (due to the minimum daily take requirement of 6,000 MMBtu), while the PPA specifies that the Facility's Limited Dispatch hours occur only on weekdays. Panda will rely on pipeline services to maintain an operational linkage between its gas dispatch and electric dispatch. Specifically, the balancing services offered by TCO and CLNG in their tariffs and the balancing service in WGL's service contract will be used by Panda.


  CLNG Balancing Service

      The most attractive pipeline service is the liberal balancing provisions on CLNG. CLNG's tariff contains extremely liberal balancing provisions. A shipper may go out of balance (meaning that unequal volumes of gas are put into the pipeline as are taken out) by up to 20,000 Dth in any hour and by up to 20,000 Dth total for the day. Generally on other pipelines, shippers are required to take gas at an even flow--if 24,000 Dth were nominated for the day, 1,000 Dth should be taken each hour.

      Even if a shipper is out of balance according to the CLNG tariff, the shipper is subject to only relatively minor penalties and possibly no penalties
at all.   For each dekatherm a shipper is above or below the 20,000 Dth tolerance explained above, a penalty of $5.00 may be assessed. A penalty will only be assessed if other shippers on the CLNG line were harmed as a result of the shipper going out of balance. This "no harm no foul" rule is unique to our knowledge.

      PEPCO, half owner of CLNG, has major reasons to want such liberal balancing provisions. Historically, the largest volumes have flowed on hot summer days when PEPCO used its peaking units which draw supply off the CLNG line. CLNG personnel informed us that the balancing provisions were designed around the PEPCO peaking units' consumption. CLNG believes that the pipeline could absorb up to 20,000 Dth per hour or 20,000 Dth total for the day imbalances and still maintain 600 pounds of pressure on the line. Maintaining line pressure is critical to the CLNG's operation because the 80-mile pipeline works without a compressor station through displacement.

      CLNG's operational status is important as well. CLNG will be less than half subscribed when service to Panda begins, providing up to 500 MMcf of capacity for shippers to build imbalances.

     CLNG system flexibility may decrease as a result of new services being offered, such as a peaking service. If a large amount of peaking service was expected, balancing flexibility might be limited during winter. CLNG officials have informed Pace that even on peak winter days the balancing tolerances provided in the tariff will be maintained. This is possible due to the nature of the deliveries and the large amount of displacement to be used to provide service.


  WGL Balancing Service

      Secondary to using the balancing arrangements on CLNG, Panda may use balancing service from WGL as provided in the GTSA for a total fee of $.05 per
dekatherm: $.025/Dth injection charge and $.025/Dth withdrawal charge.   The
service on WGL is part of the service contract with Panda.

      The availability of balancing service on WGL is temperature dependent. If the temperature is above 30 degrees F balancing service is made available to Panda. Between 20 and 30 degrees F balancing service is availabl only at WGL's option. Below 20 degrees F, balancing service is not available.

      The amount of imbalance is determined on a monthly basis, with actual receipts and deliveries compared to nominated quantities. Panda can "roll-over" any imbalance quantities less than 10% of the nominated quantity
to the next month.   Imbalance quantities in excess of this 10% tolerance
must be paid for according to "Cash out" provisions--either a Commodity Fee if in effect, or by an index based on Louisiana spot prices, with maximum
IT rates on Columbia Gulf, TCO and CLNG added. Volumes below the tolerance level can be carried over into next month and possibly made up then.


  TCO Balancing Service

     Further upstream, Panda has a number of options on TCO, including Storage in Transit ("SIT") service, to aid in mitigating any potential delinkages in gas supply requirements and the attendant price delinkages.

      SIT is a service provided in TCO's tariff for daily balancing on TCO.
The current cost is $.044/Dth injection fee and $.044/Dth withdrawal fee. A limitation on SIT service is the need to balance the account twice every 30 days. This service is more expensive than WGL's and provides less flexibility.

       Panda may also be able to access supply pools maintained by marketers on TCO, third-party supply to the primary or secondary receipt points on TCO, and interruptible transportation on TCO. Panda's primary receipt point, Monclova, OH, is a major pipeline interconnect and could provide Panda access to numerous suppliers without having to change to a lower priority, secondary receipt point on TCO.


CLNG Pressure and LNG Issues

      An important operational issue is the ability of CLNG to maintain at least 500 psig of pressure on the pipeline. If pressure falls below 500 psig, the obligation for WGL to delivergas is reduced from firm to a best efforts basis.

      Pace has reviewed correspondence from pipeline officials at TCO and CLNG who assert that the operating pressure will be maintained well above the 500 psig threshold.


Peak Period Release

           WGL has the ability under the GTSA to use all of Panda's firm  gas
supply under a Peak Period Release.   The volume of gas taken by WGL through a
Peak Period Release is entered into a banking account on Panda's behalf. This banking account is resolved through Panda electing one of three options. It is through banking account resolution that Panda receives revenues from WGL.

      WGL may elect a Peak Period Release during the months of December, January, and February. A maximum of five days per month, and no more than two days in every seven may be elected by WGL. A Peak Period Release is further restricted to only those days for which the average daily temperature at Washington National Airport ("WNA") is predicted to be 20 degrees F or below.

      These provisions work to severely limit the occurrence of a Peak Period Release. First, it is rare for WNA to record an average daily temperature below 20 F, even during January and February. Normal average daily temperatures at WNA are all above 30 F. January and February 1995 were
particularly cold with several winter storms.(28)   Records show that for 6
days in January and 1 day in February the actual average daily temperature at WNA was at or below 20 F.

     Second, only up to 2 days in every 7 may be elected for a Peak Period Release, further limiting eligible days and requiring WGL to husband Peak Period Releases. For example, the 6 days below 20 degrees F in January occurred within a stretch of 7 days, and according to the terms of the contract, for only 2 of these days WGL could have elected a Peak Period Release.

      The contract contains a provision that Peak Period Releases by WGL will not result in Panda violating its air permit as result of having to burn fuel oil. This right is impaired by section 5.1(f), in which WGL may permit Panda to incur a daily negative imbalance when the temperature is less than 30 degrees F if Panda does not obtain enough gas to meet the needs of the Facility. If Panda does incur a negative imbalance, Panda forfeits its right to deny release up to the imbalance quantity to WGL due to air permit restrictions. This could result in periods of plant shut down. This matter concerning section 5.1(f) is clearly limited by the numerous restrictions on WGL's ability to call a peak period release.


Pro Forma Model

Transportation Rates

      Pace has found that, in general, the Facility's pro forma model uses a conservative forecast of transportation costs, from a lender's perspective. Overall, Pace finds the pro forma model slightly overstates current pipeline rates. The pro forma pipeline rate methodology is to escalate at 1/2 CPI the base year rates, except for WGL rates which are kept constant according to contract. Using an escalation factor of 1/2 CPI is a generally accepted practice for forecasting pipeline rates, and as used in the pro forma model is applied to certain components of the pipeline rates that may remain constant or decline over time.(29)
-------------------
(28) January 1995 was the coldest month since December 1989 and the coldest January in 14 years.


Gas Balancing Charges

      The pro forma model includes a charge on TCO for SIT service of $0.044/MMBtu applied to each unit of firm gas shipped on TCO. SIT charges include a $0.044/MMBtu injection fee and a $0.044/MMBtu withdrawal fee. Thus, the model can be seen as applying a balancing charge to half of the Facility's firm volumes.

      Pace finds this to be a reasonable assumption as a proxy for balancing charges. Pace believes that Facility will be able to make use of the liberal shipping tolerances of CLNG to avoid significant balancing charges, provided sound fuel management is employed.

Gas Transportation Volumes

      The pro forma model reflects significant benefits of certain pipeline balancing provisions, especially on CLNG, under the assumption that these provisions will continue over the term of the PPA. The pro forma model assumes that all of the gas to be consumed by Unit 2 is shipped using Unit 1's firm
transportation capacity.   This modeling assumption saves Panda the cost
difference between the TCO IT transportation rate and the variable portion of TCO firm transportation rates.

      Based on the current pipeline tariffs, the Facility's contract with WGL, and ICF's estimate of the number of hours of operation(30) and ICF's estimate of the number of times PEPCO dispatches the Facility(31), the pro forma assumption is reasonable.(32) In the future, the pipelines may tighten their
tolerances, subject to FERC approval.   These balancing provisions are not
contractual rights, so there is no guarantee that these provisions will continue over the entire modeling term and that the Facility will be able to use Unit 1 transportation capacity to the extent modeled.
-----------------------------
(29) For example, the TCRA surcharge on TCO is likely to decline significantly over the next several years due to the eventual full recovery of gas supply contract settlement costs.
(30) For example, in 1997 ICF projects 3,482 Unit 1 operational hours and 2,154 Unit 2 operational hours.
(31)  For pro forma modeling, ICF assumes 200 starts per year.
(32) On average, ICF projects Unit 1 is dispatched less than 30% in winter, below 40% in summer, and under 50% in shoulder months, and that Unit 2 is dispatched only a portion of the time Unit 1 is operating. Based on an assumption that these percentages also apply to each month (e.g. January dispatch will average under 30%), there is opportunity currently for Panda to manage its balancing accounts on the pipelines as in the pro forma model.


      Review of the Facility's economic performance should consider the potential impact of the need to increase reliance on IT transportation for Unit 2 at some point in the future. It is difficult to predict if and when the current pipeline balancing provisions, especially on CLNG, might be tightened. CLNG officials have maintained to Pace that the pipeline intends to maintain its current liberal shipping tolerances indefinitely. Additionally, PEPCO, a 50% owner of CLNG, derives significant benefit from the use of CLNG's balancing provisions. Nevertheless, there is no guarantee that the advantageous balancing provisions wil continue.


Capacity Release

      The pro forma model assumes that for firm TCO capacity that is not used, Panda receives 50% of the then current maximum firm tariff rate as a result of short-term capacity releases. Because short-term capacity releases will most likely occur in the winter when dispatch is lowest and transportation capacity is at its highest value, Pace finds this assumption reasonable, assuming active and proficient fuel management.


                           V. BACK-UP FUEL OIL

      Panda will operate Unit 2 on No. 2 fuel oil when interruptible gas supply or transportation capacity is not available. Unit 1 will operate on
fuel oil when WGL exercises its Peak Period Release rights.(33)   Fuel oil for
these operations will be drawn from a storage facility to be constructed on
the plant site with a capacity of 2,000,000 gallons.   The Facility will be
able to fuel each unit separately and each unit will be capable of switching from natural gas to fuel oil within a few minutes.

      Panda plans to contract for fuel oil approximately 60 days before the start of commercial operations, or before each winter season. Panda maintains that it will contract for firm supply and transportation of fuel oil before the start of each winter heating season and ensure that on-site storage levels are kept full during winter.


Fuel Oil Requirements

      The most common scenario for fuel oil usage would be for supplying Unit 2 due to a lack of interruptible gas service. At an 80% - 90% dispatch level, Unit 2 would require 130,000-145,000 gallons of fuel oil per day. Consuming oil at this rate would require 17 to 20 truckloads per day at 7,500 gallons per truckload to keep pace with consumption. Panda would need three dedicated trucks operating approximately 18 hours per day making six to seven round trips each from Baltimore.

     Under the most extreme conditions of maximum continuous dispatch, no gas service, and no refill, the Facility would burn a maximum of 332,598 gallons of oil per day, equivalent to 3,885 gallons per hour.(34) At this rate, the Facility would draw down its oil storage to zero in 6.17 days. Theoretically, the Facility could maintain fuel oil operation at this level of dispatch because we estimate that the Facility can fill the storage tank at a rate of 15,000 gallons per hour.35 Because Unit 1 gas supplies are firm, Pace does not envision such use of fuel oil occurring. However, the example shows that even under extreme conditions, the Facility will have time to begin refilling on-site storage tanks in the event that oil is required and fill the tank at the rate of withdrawal if necessary.
----------------------------
(33) Fuel oil could also be used to operate the Facility in the event of force majeure interruption of gas service or failure of Panda or its fuel manager toschedule sufficient gas service. These occurrences can be expected to be extremely rare.
(34)  961 MMBtu/turbine hour x 48 turbine hours/day x.13869 MMBtu/gallon
(EIA conversion).
(35) A tanker truck contains 7,500 gallons and we estimate 2 trucks could be unloaded per hour.


      Pace has calculated a worst-case scenario for No. 2 fuel oil requirements. This scenario involves the Facility being dispatched continuously at full capacity while IT is unavailable for natural gas supplies and WGL elects peak period releases to the full extent possible.

      During a week under this scenario, the Facility would require approximately 1,496,690 gallons of fuel oil. This would leave the Facility with approximately 503,310 gallons of fuel oil remaining in on-site storage tanks.(36)

      The remaining storage is substantial, but not sufficient to supply the Facility if WGL elects a Peak Period Release for an additional two days during the next seven-day period. An additional two days of release would require the Facility to burn 665,196 gallons of fuel oil.(37)

      The major cause for fuel oil operation will be TCO's restriction of interruptible transportation service ("IT") to Unit 2. IT is available during most periods of the year. Typically, TCO interrupts IT to the Northeast 30-45
days each winter.   During harsh winters, such as the '95-'96 winter, IT
interruptions can be greater. Last winter, which was extremely cold, IT was interrupted in TCO's zone 10 (Virginia and Maryland) a total of 83 times. The days fell in a predictable pattern according to the severity of the weather:

     November--       13 days of interruption
     December--       24 days of interruption
     January--        22 days of interruption
     February--       15 days of interruption
     March--           9 days of interruption.

      Despite such extreme possibilities, Panda should not require fuel oil for more than 20-30 days per year for the following reasons: (1) Unit 2 is expected to be dispatched approximately 50% of total availability, (2) Most of Unit 2 dispatch is expected to occur during summer when gas service to Unit
2 should not be constrained, and (3) Panda may have other options to deliver gas for Unit 2 operation when TCO IT service is unavailable.


Fuel Oil Availability

      The harsh weather conditions likely to spur a WGL Peak Period Release are also conditions most likely to create spikes in demand for fuel oil in the area.
---------------------------
(36) 961 MMBtu/turbine hour x 216 turbine hours x .13869 MMBtu/gallon = 1,496,690 gallons. 503,310 gallons remaining assumes that 2,000,000 gallon capacity on-site storage tanks are full at start of heating season.
(37)  961 MMBtu/turbine hour x 96 turbine hours x .13869 MMBtu/gallon.


Attempting to arrange for supply during such a demand spike could prove difficult and costly. Despite the plentiful supply of fuel oil in the region, interviews conducted by Pace with several suppliers suggest that during harsh weather conditions, such as the winter storm in February 1994, supplies of fuel oil were tight, making "off the rack" or spot purchases of fuel oil difficult. Further, it helps service to have a standing relationship with suppliers.

      Under normal conditions there should be no problem obtaining fuel oil supply. Baltimore is a major supply and processing center for petroleum products. The Fairfax and Newington centers in Virginia are smaller, but still host substantial fuel oil suppliers. These three terminals would provide the Facility with over 25 major resellers within a 60-mile radius; among them are Crown, Exxon, Amerada Hess, Amoco, B.P., Chevron, and Texaco. Most suppliers in Baltimore obtain fuel oil from Colonial Pipeline, and some also have facilities to be supplied by tankers off the Chesapeake Bay. Pace interviews with four major Baltimore resellers totaled their storage capacity of low sulfur No. 2 fuel oil at 822,000 barrels. Fairfax and Newington's total capacity of low sulfur No. 2 fuel oil is estimated by Pace at 200,000 barrels each, and all of these supplies are provided from Colonial Pipeline.

      Transportation of fuel oil to the Facility will be accomplished by tanker trucks. Baltimore offers many fuel oil trucking firms such as Fleet Transportation, Baltimore Tanklines, and Carrol Independent.


Air Permit

      Under normal conditions, the Facility would be able within its air permit restrictions to combust fuel oil up to 1,200 turbine hours per year, or 8,098,637 gallons per year. Panda's maximum of 2,400 turbine hours per year of No. 2 distillate oil use only applies if certain events, such as a PJM Emergency Condition, are declared.

Fuel Oil Pricing

      Panda is reimbursed for Unit 2's operation on regular fuel oil, assuming the PPA conditions are met, based on No. 2 fuel oil published spot prices in the major East Coast regional markets. To meet environmental restrictions, Panda is required to purchase a higher grade of oil which is generally more expensive than regular No. 2 oil. Additionally, there is no explicit reimbursement for local fuel oil transportation charges, which may cost between 3-5 cents per gallon, although the initial oil rate provides a margin of approximately 3.5 cents per gallon (25 cents per MMBtu).

     A possibility does exist that TCO would be interrupted, forcing Panda to use fuel oil, but IT service was available on Transcontinental Gas Pipeline
("Transco").   The PPA includes availability of IT on Transco as well as on TCO for determining whether gas is available on an interruptible basis for fueling Unit 2.

      Pace's analysis of recent Baltimore harbor No. 2 Low Sulfur oil prices and the OI suggests that Panda's per-unit cost for fuel oil will be higher than the per-unit price in the payment formula for fuel oil operation (although the total payment will exceed fuel oil cost). The difference between the payment index and Pace's estimate of burnertip cost averaged $0.09/MMBtu in 1994.

      Our analysis indicates the costs and revenues for fuel oil operation should be highly linked in movement over time. Based on this linkage, Panda should be able to obtain fuel oil at a price similar to the regional prices used in the PPA for payments.

Pro Forma Model

      The pro forma model treats oil indices as parallel in the calculation of
revenues and costs.   This is a simplification that may understate costs,
because the Panda will need to purchase low sulfur No. 2 fuel oil and revenues will be based on regular No. 2 fuel oil (which generally is less expensive). For the following reasons, Pace finds the pro forma modeling of fuel oil prices to be reasonable: (1) The historicalprice differences between oils observed by Pace tend to narrow in the winter when Panda expects to operate Unit 2 on oil, and (2) the index disparity estimated by Pace of approximately $0.09/MMBtu appears to not be significant to overall financial projections.


                         VI.  FUEL MANAGEMENT

       Sound fuel management will be required to ensure that the Facility effectively and economically matches gas dispatch with electric dispatch. The importance of fuel management stems from operational requirements, such as meeting pipeline nomination deadlines, and from contractual obligations with PEPCO. The PPA requires the Facility to meet most if not all dispatch orders, maintain a highly reliable fuel supply, and ensure that variable costs are below the energy payments.

      Panda has executed a contract with CDC to provide fuel management and has drafted a fuel management plan.


Fuel Management Agreement And Plan

      Panda and CDC have executed a Fuel Supply Management Agreement ("FSMA") to provide fuel management for the Facility. CDC and Panda have also prepared a Fuel Management Plan (the "plan") which is not yet final. Through these agreements, CDC will act as fuel manager for the Facility, managing and administering Panda's gas supply and transportation to the Facility. CDC's performance is backed by a corporate warranty from MCN.


Capacity Release

      The FSMA contains provisions for CDC to act as Panda's agent in arranging for the release of Panda's firm capacity on the project's interstate gas pipelines when the capacity is not needed by the Facility. CDC can only act with Panda's approval and the contract stipulates that all capacity releases will be on a recallable basis. CDC will receive a fee of 5% of the reservation charge recovered from the release of pipeline capacity.

      The plan calls for capacity release to be directed by Panda personnel. Panda will monitor the use of its capacity and determine the amount to be
released after consultation with CDC.   The plan further states that capacity
releases will be consistent with PEPCO's dispatch of the Facility. In addition, releases of capacity will not exceed a certain number (that is not yet specified in the draft plan) of days without lender approval. If implemented as proposed, these restrictions should allow capacity release without material risk to the Facility.


Excess Gas Sales

      The FSMA provides that quantities of gas supply not needed at the Facility to meet dispatch may be marketed and sold by CDC. CDC will collect a fee of 25% of any positive difference between the sale price and Panda's weighted average cost of gas.

      The plan envisions excess gas sales resulting after direction from Panda personnel. This will occur after consideration of alternative action such as building a positive imbalance on the pipelines or reducing the volume of gas received from suppliers.


Oil Purchase

      The FSMA does not create a substantive obligation on CDC in making fuel oil arrangements. CDC's only role is as credit enhancement to Panda to help Panda arrange fuel oil supply contracts with suppliers.

Nominations/Balancing

    CDC is required to use its best efforts to successfully nominate gas volumes at each pipeline receipt and delivery point to meet electric dispatch. CDC is required to use reasonable efforts to maintain a balance between pipeline receipts and deliveries.

      The plan specifies that all nomination and volume changes will be
directed by Panda.   After receiving direction from Panda, CDC will notify
all suppliers and transporters of nominations, scheduled volumes and dates.


  Gas Supply Nominations

     Panda has a great deal of flexibility in nominating gas supply. This flexibilityprovides Panda with tools to minimize the cost of gas required to operate the Facility. Minimizing gas cost is particularly important in light of the PPA's requirements that variable costs not exceed energy payments. The GSA specifies the following procedures for nominating supply:

  - Tier 1: Two days prior to the earliest of first-of-month pipeline nomination deadlines, Panda must submit supply nominations for each day of the following month. On 24-hours notice, Panda may change the nomination for that day within the 6,000-8,000 MMBtu range. Panda may request a change of quantity on shorter notice, and CDC is to use reasonable efforts to satisfy such requests.

   - Tier 2: Two days prior to the earliest of first-of-the-month pipeline nomination deadlines, Panda must submit supply nominations for each day of the following month. On 24-hours notice, Panda may change the nomination. Panda may request a change of quantity on shorter notice, and CDC is to use reasonable efforts to satisfy such requests.

   - Tier 3: Panda needs to provide 24-hour notice prior to the day of delivery. Panda may request a change of quantity on shorter notice, and CDC is to use reasonable efforts to satisfy such requests.

      These nomination requirements essentially allow Panda to take advantage of intramonth swings in gas commodity prices. Although Panda needs to avoid making changes that would result in triggering the take-or-pay clauses in the GSA, Panda is free to switch monthly gas requirements between Tier 2 and Tier 3 to take advantage of a lower price.

     There is also flexibility in Tier 1 nominations. Panda must always take at least 6,000 MMBtu of Tier 1 gas, but may change its nomination between 6,000
- 8,000 MMBtu on 24 hours notice.   This flexibility provides Panda with
approximately 2 hours of supply for Unit 1 dispatch, which is additional assurance that Panda will be able to obtain gas supply to meet the must-run portion of the Facility. This flexibility also provides Panda with a mechanism for taking advantage of changes in the market for natural gas.

      To serve the must-run hours, the Facility requires a maximum of 49,840 MMBtu per week. An even daily take to build up to this quantity would be 7,120 MMBtu per day--a figure within the 6,000-8,000 MMBtu range. If natural gas market prices spike, Panda may be able to use the flexibility to obtain relatively cheap gas to serve other dispatch of the Facility or build a
positive imbalance for use at a later time.   This flexibility should not be
overstated--the 2,000 MMBtu range is about 8% of the total daily requirements for Unit 1 at full dispatch.



  Pipeline Nominations


      Nominating for pipeline service generally requires making an estimate of daily volumes before the start of the month and then confirming these quantities on a daily basis by a certain deadline. Panda's nomination requirements are fairly flexible and do not impose an unusual burden on the Facility obtaining gas supply to meet electric dispatch. Panda's earliest deadline is on CLNGwhich requires that nomination be received by 3 p.m. for the following day. Thedetails on daily nomination requirements follow below:

-    TCO

Rolling nomination schedule on TCO requires nominations by 4:00 p.m. for gas to flow starting at 8:00 a.m. the next day. Nominations made at 8:00 a.m. will be effective for gas flowing at 12:00 p.m. that day.

-    CLNG

Nominations must be made by 3:00 p.m. for next day delivery.

-    WGL

Nominations need to be made by 8:00 a.m. for delivery during that day. One intra-day change is permitted to the nominated quantity during the day.


Expertise of CDC Fuel Management

     Pace finds that CDC has the expertise needed to fulfill its fuel
management obligations for the Facility.   CDC's experience with the Ludington
gas-fired 123 MW cogeneration facility, of which it is a 50% owner and fuel supplier, should provide a further understanding of the fuel supply and
transportation requirements of gas-fired cogeneration projects.   CDC also has
other, smaller cogeneration facilities in operation. CDC's gas marketing operations are growing rapidly, topping 140 Bcf in 1994, and show every appearance of being well-managed and well-placed in the market.


                                   Respectfully Submitted,

                                        /S/

                                   C.C. PACE RESOURCES, INC.






EXHIBIT A:  STATISTICAL ANALYSIS OF GSA AND PPA FUEL-RELATED INDICES


      The PPA's energy payment corresponding to Panda's firm market-priced gas supplies is based upon a combination of Appalachian and Gulf Coast prices. Panda's actual cost for firm market-priced gas supplies is based on Gulf Coast
gas prices (i.e., the Henry Hub. LA NYMEX price).(38)   A fundamental linkage
issue is how a revenue index based on half Appalachian and half Gulf Coast prices will compare with a cost index based solely on Gulf Coast gas prices.

      Pace analyzed the historical relationships and price movements of the Appalachian and Gulf Coast spot gas markets. Pace's findings, in summary, are the following:

     - The cost and revenue indices appear to track closely based on historical and statistical analysis. The correlation between the historical prices of the cost and revenue indices is strong. Regression estimates of the FGMR energy payment as a function of Panda's marginal burnertip cost and of the commodity portion of the FGMR energy payment and the gas commodity cost both capture 98% of the variation in the payment, respectively. There is an obvious close linkage between the two series with the desired result that payments generally exceed costs.

     - Small trend effects may be present that are working against the project, but these effects should not be overstated. Recently, increases in the Appalachia/Louisiana commodity index (revenue)
          have been less than increases in the Louisiana index (cost), with the positive margin of the revenue index eroding by one cent ($0.01) per year. Pace believes the fundamental market linkages between the indices will not allow this erosion to continue indefinitely and that the index differential will stabilize. Further, the apparent erosion may itself be illusory due to imperfections in the statistical tests.
--------------------------
(38) Panda's cost could be based on Appalachian prices if Panda chooses to take Tier 3 supplies instead of Tier 2. This possibility does not present additional risk because Panda has the operational flexibility to choose
Tier 3 gas only when it presents an economic benefit.


Price Differential between Louisiana and Appalachia Supply

       A fundamental linkage question is how a revenue index based on half Appalachian and half Gulf Coast prices will compare with a cost index based solely on Gulf Coast gas prices.

      Historically, gas prices in the Appalachian producing region have been
higher than Gulf Coast gas prices.   There are a number of reason for this. The
quality of the gas is not a reason, as gas quality between the basins does not vary significantly. One factor is that per-unit production costs are higher in Appalachia than in the Gulf Coast region. More importantly, Appalachian gas is closer to the major Northeastern and Mid-Atlantic market regions. From a common market price, Appalachian producers have, in effect, a higher netback price because transportation costs are less.

      The price differential between the basins is not constant. To a large degree, this reflects the volatility in the value of transportation. Transportation capacity is a "use it or lose it" commodity of limited supply. During periods of high demand (which can be seasonally, daily, or even hourly) its value can rise quickly. When demand is less than available capacity, the value of transportation can drop to variable costs.

      Other factors in addition to transportation also can affect the price differential. Examples of these factors are production requirements based on reservoir characteristics, weather differences between the producing regions, and demands in markets served from the Gulf Coast region but not Appalachia (e.g., California and Florida). The differential exhibits seasonal patterns reflecting the value of transportation in winter periods, but can also widen or shrink in difficult-to-predict ways.

      Figure A-1 graphically presents Appalachian and Gulf Coast prices. Appalachian prices hold a fairly consistent margin above Gulf prices until late 1992. After this point the relationship between the two regions becomes more
complex.   The prices track together at some periods, but also diverge at times. This increase in volatility and overall decrease in the margin between the two regions can be more readily seen in Figure A-2, which graphs the percent that the two Appalachian prices comprise the sum of the PPA commodity index. The late 1992 price differential drop is clear (including the only point in the five-year history that Appalachian prices were lower than Louisiana prices), as well as the narrower margin of Appalachian prices over Louisiana since that point. The historic differential returns in February-May 1994. Appalachia prices soared above Louisiana prices this past winter due to severe weather conditions along the east coast.


          FIGURE A-1.  PPA COMMODITY INDEX:  GULF & APPALACHIAN PORTION


                                 GRAPH


                FIGURE A-2.  PERCENT OF CI FROM APPALACHIAN

                                 GRAPH


      Simple correlation of an average of three Louisiana prices(39) and the FGMR commodity index average (CI) over the past five years is .98, a very strong indicator of a relationship between the indices. The mean of the CI price series was $1.91, while the mean of the Louisiana price series was $1.76--an average positive margin of $0.15. The standard deviations were nearly identical, approximately $0.39, meaning the variance is distributed in nearly identical fashion for both the price series.

--------------------------
(39) We used the Inside F.E.R.C.'s Gas Market Report Louisiana price point for the following three pipelines. Tennessee Gas Pipeline, Columbia Gulf Pipeline, Texas Eastern Pipeline. We avoided the particular Louisiana points used in the PPA FGMR commodity index to show that all Louisiana prices are highly correlated.





      More sophisticated statistical analysis reveals some possible concerns. The simple exponential growth rate of the FGMR commodity index was only 6.6% per year over the past five years, compared to 8% per year for the Louisiana prices. Simply put, Louisiana prices are rising faster than the Appalachian prices. Additional analysis, using logs of the two series, shows similar results. Over the past five years, the percentage increase in the FGMR commodity index lagged behind the percentage increase in the Louisiana index. For every 10% increase in the Louisiana price, the FGMR commodity index increased only 8.6%. Although this result is not favorable for the project, it is not a significant concern for two reasons. First, the apparent lag in Appalachian prices does not refute the primary finding that the two series are
closely linked.   Second, these findings may be a function of the high degree of correlation between the two series--what statisticians refer to as autocorrelation. The primary message is that the series are linked and the relationship appears to be stable. A variable for time returned an extremely small coefficient and was not statistically significant.

     The type of relationship illustrated by the graphs and the statistical analysis is complex, but stable enough to suggest that the project would not be at risk by contracting for supply based solely on Louisiana prices. The five-year history of the two series would suggest that over the long term, the margin (FGMR commodity index greater than Louisiana average) will gradually erode at approximately 1 cent ($0.01) per year.

      Stepping back from historical statistics and considering market structures, Pace believes the erosion of the margin between the basins will
not continue indefinitely.   In other words, Louisiana prices cannot
indefinitely continue to increase at a higher rate than Appalachian prices. We believe the changes in the price differential predominately reflect the market dynamics of the restructuring of the gas transportation industry, and the addition of new transportation capacity. Over time, the price differential should stabilize at a level a few cents less than the historic differential.


FGMR Revenue Versus Tier 2 Gas Cost

      This section examines the relationship between the PPA's FGMR energy payment and Panda's marginal burnertip cost, and the relationship between the CI, the commodity subcomponent of the FGMR, and the commodity portion of the GSA Tier 2 price (NYMEX-based or Louisiana spot-price based if price ceiling in effect).

      The GSA Tier 2 gas price is set according to the nearmonth NYMEX futures contract (average of last three days of contract settlement prices) with an
additional margin of $0.50/MMBtu.   This price is capped by a ceiling based on
delivered spot gas prices into ANR pipeline in Louisiana. The price ceiling is calculated as 1.02 times the simple average of the spot prices plus $0.60/MMBtu. Because we expect the NYMEX price to approach the price for Louisiana spot gas (NYMEX price is based at Henry Hub, Louisiana) we do not expect the price ceiling to be in effect except for rare circumstances.

      Historical analysis of the price ceiling and the NYMEX price confirm this expectation. While the ANR prices are often a few cents less than the NYMEX price, the total price ceiling has almost always been above the NYMEX price plus $0.50/MMBtu. The tendency for the average of the ANR prices to be lower than the NYMEX price probably reflects the value of gas at the Henry Hub, a major U.S. market center. Figure A-3 shows the gas commodity components of the
gas price ceiling and the NYMEX based price index.   Figure A-4 compares the
total Tier 2 price indices: the gas price ceiling and the NYMEX price plus $0.50/MMBtu.



                     FIGURE A-3.  GAS COMMODITY COMPONENTS

                              BAR CHART




                       FIGURE A-4. PRICE CEILING

                               BAR CHART

      During the 1991 - 1994 period, the Tier 2 gas price would have been almost
always the NYMEX plus $0.50/MMBtu price.   Occasionally, such as in June 1994,
the price ceiling would have been in effect. Even in these instances, the difference between the NYMEX plus $0.50/MMBtu price and the price ceiling is only a few cents.

       A point not illustrated on the graph is that historically, the last three days of NYMEX futures trading are usually flat--the price generally does not change. This provides some assurance that the futures market--at least for the near month contracts--is robust and is not prone to wide fluctuations. This past winter this pattern did not hold due to the extreme tightness of supply on the east coast.

      Figure A-5 illustrates the PPA's FGMR payment and the marginal burnertip cost of gas, which is the effective gas price (either the NYMEX-based price or the price ceiling) plus variable transportation cost. There is obviously a close linkage between the two series, witg the desired result that the payments generally exceed the costs. Additionally, the margin, or "gap," between the revenue and cost appears to be increasing slightly over time, and the gap appears to be larger during winter periods when both series rise.


                  FIGURE A-5.  F G M R & MARGINAL BURNERTIP COST

                                   GRAPH



      Regression analysis of the gas cost plus variable transportation (marginal cost at the burnertip) with the FGMR energy payment produced statistically significant results suggesting strong linkage. The revenue payment was modeled as a function of the marginal burnertip cost of Tier 2 gas, with a time variable to detect trend effects, and a winter variable to detect seasonal effects. The estimated equation is:

         FGMR = -.03 + .004*TIME + .075*WINTER +  1.003*COST.

      The R2 was quite high, .98, meaning that 98% of the variance in the payment was explained by the equation. The coefficients by the variables are interpreted to mean that there is a slight increase in the payment relative to the cost over time and a slight increase in the payment relative to cost during winter periods. However, these effects are barely present--note the small size of the coefficients--and the dominant message is that the two series are
closely linked.   Care should be taken when making inferences regarding the
trend variables. The FGMR and COST are so highly related that the variables TIME and WINTER may be returning high values which are spurious due to autocorrelation.

      The widening gap between the FGMR and the burnertip cost may be due in part to changes in transportation cost. In 1990, variable transportation cost on Columbia Gas was in excess of $0.18 per MMBtu. Variable transportation cost has fallen consistently since that time and is now only $0.03 per MMBtu. A driving factor in this change has been FERC Order 636, which mandated a switch to Straight Fixed Variable pipeline rate design, which shifts costs from the variable charge to the demand charge.

      Backing the analysis "upstream," we also examined the relationship between the cost of Tier 2 gas before the margin is added and without variable transportation cost, and the gas commodity component of the energy payment, the CI.

      Figure A-6 portrays the CI, the commodity portion of the FGMR, and the GSA Tier 2 gas price (without the GSA margin or variable transportation cost). From the graph we can see what appear to be two very closely related indices. The CI appears to peak higher during winter periods and generally be above the gas cost.


               FIGURE A-6.  CI & GAS COMMODITY COST

                             GRAPH

       A regression estimate of the CI payment as a function of the gas cost, a time variable and a variable to capture seasonal effects, produced statistically significant results highly suggestive of linkage. The equation is as follows:

          CI = .24 - .001*TIME + .10*WINTER + .96*COST

      The equation returned an R2 of .98 and the coefficient for the COST variable was highly statistically significant. Interpreting the coefficients on the trend variables of TIME and WINTER is dangerous due to their small size. As mentioned above, when two series are trending together upward over time conclusion about trend effects can be spurious.

      Although caution should be used in drawing inferences, the trend effects that are present would suggest that the CI is falling slightly over time, or closing the gap in the margin, while during winter the CI gets an additional boost over cost. However, the main point is that the two series are closely related. Further, we can conclude that the GSA should provide Panda the ability to fulfill the PPA requirement that variable costs for fuel be recovered through the energy payment.

                      EXHIBIT B:  LNG GAS QUALITY ISSUES

      CLNG's operational history reveals some potential problems with the use of regassified liquefied natural gas ("LNG"). CLNG acknowledges that the LNG operations 14 years ago resulted in widespread problems due to the Btu content of the imported gas. Burners needed to be retrofitted as far away as West Virginia. (The problem was particularly aggravating to customers because LNG operations were shortlived and retrofitting needed to be reversed.) CLNG stated that the problem then was primarily caused by high ethane content in the Algerian gas supply, which was not processed prior to shipment.

     CLNG stated that it recognizes a significant additional burden on it would exist in any future LNG certificate proceeding because, unlike 14 years ago, there are customers receiving non-LNG service directly off of CLNG. While the contracts are confidential, CLNG stated that WGL has executed a firm peaking service contract (which provides for firm transportation service along with peaking service) for 50,000 MMBtu/d; other peaking service customers have made long-term commitments for 220,000 MMBtu/d; and that PEPCO is expected to make commitments for the Chalk Point plant after the open-access tariff is established (right now PEPCO receives service through WGL.)

      CLNG stated that its strategy would be to require the gas supplier to provide gas with specifications which allow LNG operations to deliver normal pipeline quality gas. CLNG was confident that such supplies are available, and noted that the Algerian source originally used is now processed to remove the ethane. CLNG further pointed out that their LNG marketing is currently dormant.

      The current CLNG certificate applications and rulings specifically do not provide CLNG with the authorization to provide LNG import services. While import authority for the gas molecules resides with DOE, not FERC, FERC has jurisdiction over the facilities used to perform the import. This means that CLNG would need to receive a certificate from FERC and DOE to provide an LNG import service.

      Such a proceeding at FERC would provide a full litigation forum in which the details of the service would be determined. Panda-Brandywine, L.P. would receive notice of the initiation of such a certificate proceeding, and also there would be public notice provided. Any party could intervene and participate fully. The impact of the proposed service on existing customers would be a directly relevant consideration of such a proceeding.

     An indication of FERC policy in such a proceeding is provided by the tariff currently in place and governing LNG import service by Distrigas in
Massachusetts.   The tariff provides a cap on Btu contact and brackets the gas constituents to specific ranges. It seems reasonable to Pace to expect a similar outcome in any CLNG proceeding, and perhaps even a more rigid requirement to ensure the safety of the residential and commercial customers served by WGL directly off of CLNG.

      Pace has spoken to parties directly involved with LNG operations and confirmed the statements of CLNG that LNG supplies are available which can, with appropriate operations, provide acceptable gas supplies. Algerian LNG is provided at 1,075 to 1,082 Btu/cf and other supplies are at 1,070 to 1,120 Btu/cf. We were informed that significant Btu increase occurs mainly if "heavy weatherization" occurs and that this means that storing the LNG for approximately 1 year can increase the Btu content to the range of 1200 to 1250 Btu/cf. Appropriate cycling of the supplies avoids this.

     In summary:

- The Project has regulatory protection. CLNG would be required to obtain a certificate from FERC to import LNG. That permit proceeding would provide the Project and all other parties full rights of participation and litigation, with
the impact on existing service a relevant issue.   A  policy "marker" is
provided by the existing Distrigas facility in Massachusetts, which is subject to tariff terms which limit the Btu content to a 1150 Btu/cf cap and the constituents to specific ranges.

- Other customers have the same interests as the Project. CLNG has other significant long-term customers who have service interests parallel to the Project's. This includes a significant WGL residential and commercial load service through five WGL taps into CLNG, as well as peaking service customers.

- LNG operations can be performed within acceptable specifications. The problems that occurred 14 years ago were caused by both the LNG operational details and the particular gas supply. Processed LNG is available which has high Btu constituents reduced when compared to the gas originally used at CLNG. In fact, this is true for the Algerian source used originally. Operationally, sources directly involved with LNG ongoing operations have reported to Pace that heating content is not a systemic problem, but one which occurs only with long storage periods.


              EXHIBIT C: PEAK PERIOD RELEASE DETAILS

     This Exhibit details the costs Panda will incur and the payments Panda will receive from WGL. An additional issueis examined concerning a fuel supply failure during a Peak Period Release.

PANDA COSTS

      Panda will pay the supplier for the gas taken by WGL under a Peak Period Release according the terms of the gas supply contract. Up to 8,000 MMBtu will be priced according to the Tier 1 portion of the GSA. The Tier 1 rate is fixed with an annual 4% escalation. The remaining portion of the 24,000 MMBtu/day Panda can receive on a firm basis will be priced according to either the Tier
2 or Tier 3 portion of the GSA. The Tier 2 rate is set by a market index of monthly published gas prices, while the Tier 3 rate is a "market based" rate determined solely by CDC.

      If Panda is dispatched during a Peak Period Release, most likely Panda will have to fuel the Facility on No. 2 fuel oil. If Unit 1 was fully dispatched and Panda intended to burn 24,000 MMBtu, but WGL elected a Peak Period Release, Panda would burn 24,000 MMBtu of fuel oil assuming that interruptible gas supply and transportation were not available. Pace believes that this is highly likely given that the same climatic conditions that are requirements for a Peak Period Release also contribute to interruptions of service in the Northeast market area by pipelines.

      Under the PPA, Panda is paid for energy from Unit 1 based on gas price indices. Even though Panda will be running on No. 2 fuel oil, Panda will be paid for electricity produced as if Panda had been operating using gas.

PANDA REVENUES FROM WGL

      Panda receives payment from WGL for Peak Period Releases through the banking mechanism. Section 5.2 of the WGL contract details three options for resolving banked quantities of gas Panda may build up in account with WGL as a result of WGL exercising Peak Period Release.

     By the date March 31 following the occurrence of a peak period release, Panda must elect one of three options for resolving the credit in Panda's account for the volumes released to WGL. Panda may for a portion or all of the banked quantity:

     (1) Elect to receive payment based on 1.5 times the Commodity Fee in effect during the month of the peak period release, or if no Commodity Fee was in effect, 1.5 times a published Louisiana gas price plus maximum interruptible effective FERC gas transportation rates on Columbia Gulf, TCO Gas and CLNG

     (2) Elect to receive payment based on the actual cost of fuel oil used during the day of the peak period release

     (3) Elect to have WGL transport and deliver a quantity of gas 1.5 times the banked quantity.

      Option 2 has the clear benefit of being tied directly to the cost Panda has incurred, although as discussed below it is not clear exactly how the oil will be priced. Short-term market changes in the movement of oil and gas prices could make Option 1 more economically beneficial at times. Option 3 is advantageous in the sense that Panda could substitute the Option 3 quantities for fuel oil when Unit 2 is dispatched but interruptible transportation is unavailable. Utilizing Option 3 would save the project from burning fuel oil in this case, actually allowing the project to come out ahead due to providing 1.5 times the banked quantity.


Option 1

      There is little or no linkage between the rates under Option 1 and the rates Panda will pay for gas supply. The Commodity Fee is determined at least five days before the month through mutual negotiation by Panda and WGL. The alternative to the Commodity Fee is a price index set at the start of the month for Louisiana supplies into Columbia Gulf plus interruptible maximum rates on Columbia Gulf, TCO Gas, and CLNG.

       This option may be of value, depending on the relationship of gas and No. 2 low sulfur oil prices.

      Although Pace has found a historical link between the prices of natural gas and oil, short term delinkages are possible due to temporary market changes. The recent drop in gas prices is illustrative. The price under the alternative gas index would have been $2.10/MMBtu in December 1994, making Option 1 unattractive (1.5 times $2.01 = $3.02, $0.58 less than the price of No. 2 low sulfur oil in the Washington/Baltimore market).

Option 2

     Option 2 ensures that Panda will recover fuel oil based costs for running on fuel oil due to a peak period release. Pace believes some logistical problems remain to be settled with this option as Panda may use fuel oil from storage and not purchase fuel oil on a day of a peak period release. It is unclear whether the cost to replace the fuel oil used during the day would be used or how this cost would be determined.

Option 3

       This option provides Panda with the ability to substitute gas in Unit 2 for fuel oil in the event that Unit 2 is dispatched and transportation is interrupted or gas supply is unavailable. However, as is the case with Option 1, it does not directly tie WGL payments to Panda's costs. Option 3 is also restricted as detailed below.

      According to the GSA, Panda must take a minimum 6,000 MMBtu every day, one fourth of the maximum daily firm quantity. While not specifically stated in the contract, the wording of Option 3 implies that the entire banked quantity must be taken in one day. Adding to the daily minimum take a quantity 1.5 times the banked quantity would likely result in more gas than Panda could burn on a day for Unit 1. By using this option, Panda may create a positive imbalance in a segment of its transportation or would sell the excess gas supply. Only if Unit 2 was dispatched and transportation or gas supply was unavailable would Panda be likely to use the entire quantity.

      Option 3 also includes a provision that it can only be exercised on a day above 21 degrees F, making it unavailable on days when Panda is most likely to need supply due to IT transportation and gas supply interruption.
Historically, transportation capacity becomes constrained, even when the temperature is in the 30s. There may be opportunities then, for Panda to use Option 3 when the temperature is above 21 degrees F.

SUPPLY FAILURE DURING PEAK PERIOD RELEASE

      In the event of a Peak Period Release, Panda's account with WGL is credited for the quantity of gas taken by WGL during such release. The supply intended for use by WGL may not arrive due to nonperformance by CDC or a transporter. There would be no "banked quantity" in such a case because there
would be no gas supply for WGL to take.   Figure  C-1 presents a flow chart
description of the possible outcomes under such a scenario and is discussed below.

                     FIGURE C-1.  PEAK PERIOD RELEASE

                                 CHART


     Without a banked quantity, Panda will not recover costs of running on fuel il through the resolution options in section 5.2 of the WGL agreement. Panda may look to CDC to make up the additional cost of operating on fuel oil through the liquidated damages provisions in the gas supply contract in the case where CDC's failure to deliver is unexcused. However, Panda's recovery may be partially or totally subordinated to damages WGL incurs due to the provision in the WGL agreement in Section 5.1(b). The limitation on damages under the supply contract may limit Panda's recovery.

           Nonperformance could be due to an event of force majeure. Since Panda was anticipating being without its gas supply due to the Peak Period Release, Panda possibly could not declare a force majeure event under the PPA, and would therefore run if dispatched, incurring additional costs for fuel oil. Restrictions on when a peak period release under the WGL agreement can be called limit the possibility of such occurrences.





                      [CC Pace Letterhead]




                      Officer's Certificate


      I,  Daniel  E. White, Senior Vice President  of  C.C.  Pace
Resources, Inc. ("Pace"), DO HEREBY CERTIFY that:

      Except as set forth in our supplemental update letter dated April 11, 1997, to our knowledge, since July 2, 1996, no event affecting our report entitled "Panda-Brandywine, L.P. Generating Facility Fuel Consultant's Report" (the "Fuel Consultant's Report") or the matters referred to therein has occurred which makes untrue or incorrect in any material respect, as of the date hereof, any information or statement contained in the Fuel Consultant's Report used in the Prospectus constituting part of the Registration Statement on Form S-1 by Panda Global Energy Company and Panda Global Holdings, Inc.

          WITNESS my hand this 6th day of June 1997.



                              By:    /s/ Daniel E. White
                              Name:  Daniel E. White
                              Title: Senior Vice President